FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2007	65

Quarterly results

January–June 2007

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

  Wireline Business

  Wireless Business

Telefónica Latinoamérica

  Brazil

  Argentina

  Chile

  Perú

  Colombia

  México

  Venezuela

  Central America

  Ecuador

  TIWS

Telefónica O2 Europe

  O2 UK

  O2 Germany

  O2 Ireland

  Telefónica O2 Czech Republic

Other Companies

  Atento Group

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 2
Cellular Accesses
TEM México: 10,233
Central America
Fixed Telephony Accesses: 119
Internet & Data Accesses: 22
Cellular Accesses: 4,469
Ecuador
Cellular Accesses
TEM Ecuador: 2,645
Peru
Fixed Telephony Acc.
T. del Perú: 2,606
Internet & Data Acc.
T. del Perú: 582
Cellular Accesses
TEM Perú: 6,365
Pay TV
Cable Mágico: 600
Chile
Fixed Telephony Acc.
T. Chile: 2,174
Internet & Data Acc.
T. Chile: 636
Cellular Accesses
TEM Chile: 5,928
Pay TV
TV Digital: 171
Venezuela
Cellular Accesses
TEM Venezuela: 9,747
Colombia
Fixed Telephony Acc.
T. Telecom: 2,331
Internet & Data Acc.
T. Telecom: 125
Cellular Accesses
TEM Colombia: 7,612
Pay TV
TV Digital: 28
Brazil
Fixed Telephony Acc.
Telesp: 12,031
Internet & Data Acc.
Telesp: 3,073
Terra ISP: 958
Cellular Accesses
VIVO: 30,241
Uruguay
Cellular Accesses
Uruguay: 963
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,633
Internet & Data Acc.
T. de Argentina: 1,070
Cellular Accesses
TEM Argentina: 12,409
United Kingdom
Cellular Accesses
O2 UK: 17,785
Internet & Data Acc
O2 UK: 31
Ireland
Cellular Accesses
O2 Ireland: 1,631
Morocco
Cellular Accesses
Medi Telecom: 5,782
Germany
Cellular Accesses
O2 Germany: 11,558
Internet & Data Acc
O2 Germany: 34
Slovakia
Cellular Accesses
TO2 R.Ch.: 455
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,207
Internet & Data Acc.
T. O2 Czech Rep: 560
Cellular Accesses
T. O2 Czech Rep.: 4,894
Pay TV
O2TV: 38
Spain
Fixed Telephony Acc.
Wireline Business: 15,906
Internet & Data Acc.
Wireline Business: 5,048
Cellular Accesses
Wireless Business: 22,103
Pay TV
Imagenio: 451

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - June
	2007	2006	% Chg

Final Clients Accesses	210,405.0	189,458.6	11.1
Fixed telephony accesses (1)	42,068.1	42,755.4	(1.6)
Internet and data accesses	12,153.1	11,313.4	7.4
Narrowband	2,873.5	4,350.6	(34.0)
Broadband (2)	9,119.3	6,758.0	34.9
Other (3)	160.4	204.8	(21.7)
Cellular accesses	154,895.7	134,606.9	15.1
Pay TV	1,288.1	782.8	64.5

Wholesale Accesses	2,183.1	1,565.3	39.5
Unbundled loops	1,206.0	690.6	74.6
Shared UL	664.5	386.0	72.1
Full UL	541.5	304.6	77.8
Wholesale ADSL (4)	610.7	765.7	(20.2)
Other (5)	366.4	109.0	n.m.
Total Accesses	212,588.1	191,023.8	11.3

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes Unbundled Lines by T. Deutschland.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for the January-June 2007 period are the following:

  Guidance1 upgrade for fiscal year 2007:

  Revenue growth1 is expected to be in the range +8%/+10% versus +6%/+9% previously announced.

  OIBDA1 growth is expected to be in the range +10%/+13% (+8%/+11% before).

  OI1 growth is expected to be between +19%/+23% compared with the range previously communicated (+14%/+20%).

  2007 CapEx1 is expected to be below 8,100 million euros versus the initial estimation of <7,814 million euros.

1  Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchanges rates as of 2006 and excludes changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

  Reinforced organic growth growth2: top line +7.4% year-on-year:

  By geographies, Telefónica Latinoamérica revenues posted an organic growth2 of 12.8% year-on-year, Telefónica España 5.3% year-on-year and Telefónica O2 Europe +4.9% year-on-year.

  By business, mobile service and broadband revenues are the main contributors, posting organic growth of 11.8% and 23.2% respectively versus January-June 2006 period.

2  Assuming constant Exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2006.

  Intense commercial activity on customer acquisition and loyalty programs boosted accesses expansion (+11.3% year-on-year) to 212.6 million, mainly on mobile and broadband:

  Mobile accesses stood at 154.9 million, 15.1% higher than June 2006.

  Retail Internet broadband accesses totaled 9.1 million as of June 2006, up 34.9% against June 2006.

  Pay TV customers reached 1.3 million (+64.5% year-on-year).

  Twelve consecutive quarters of simultaneous growth in revenues (+10.6%), OIBDA (+21.9%), OI (+45.4%) and net income (+66.4%).

  Operating cash flow (OIBDA-CapEx) totalled 8,062 million euros, backed by executed synergies through the integrated management of operations, cost optimisation and improved diversification.

  Consolidated net income reached 3,8303 million euros:

  Basic earnings per share amounted to 0.799 euros per share (0.488 euros per share in January-June 2006), the twelfth consecutive quarter of growth.

3  Includes Airwave capital gain by an amount of 1,296 million euros in Telefónica O2 Europe OIBDA.

TELEFÓNICA GROUP

Consolidated Results

Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica O2 Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.
In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable and Internet businesses.
Likewise, Telefónica O2 Europe includes O2 Group results and Telefónica O2 Czech Republic results.
In the caption Other companies and Eliminations Content and Media Business is included, where the results of Telefonica S.A. direct stake has been integrated in the share capital of Endemol Entertainment Holding, N.V.

Telefónica’s results for the first half of 2007 prove the consolidation and sustainability of the strong growth and returns. Basic earnings per share increased 63.7% year-on-year.

Once again, cumulative revenues (+10.6% year-on-year), OIBDA (+21.9% year-on-year), OI (+45.4% year-on-year) and net profit (+66.4% year-on-year), are showing simultaneous year-on-year growth, fact that has repeated consecutively since the January-June 2004 period.

These superb results are the consequence of the solid organic growth associated to all businesses (Telefónica Group +7.4% year-on-year), the diversification by geographies and businesses, the efficient cost structure and the execution of synergies through the integrated management of the Company.

As a result, total client base rose 11.3%, due to the successful commercial campaigns of customer acquisition and retention, and the operating cash flow (OIBDA-CapEx) reached 8,062 million euros in the first half of the year (+29.6% year-on-year and +8.8% excluding the capital gain of Airwave)..

Based on this positive performance the Telefónica Group is upgrading its guidance1 for fiscal year 2007. It now expects revenues1 to increase by +8%/+10% (+6%/9% previously); OIBDA1 by +10%/+13% (+8%/+11%) and OI1 by +19%/+23% (+14%/+20%).

1 Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

During the second quarter of 2007 the Telefónica Group maintained its high commercial activity, ending the period with 212.6 million accesses, 11.3% more than a year earlier. Telefónica España currently boasts 45.2 million accesses, an increase of 5.5% year-on-year. Not only has the mobile and broadband customer base grown, but the fixed telephony line loss was desacelerated. Meanwhile, the total number accesses in Telefónica Latinoamérica continued to register a strong growth (+13.9% year-on-year to 121.8 million) thanks to the solid increase in the broadband segment and a robust mobile market. Telefónica O2 Europe, which continues to focus its efforts on capturing and retention the value customers, saw its total accesses advance 7.4% to 39.8 million.

By access type, mobile accesses at the Telefónica Group rose 15.1% compared to June 2006, to a total of 154.9 million. Of particular note are the net adds for the quarter (6.0 million) driven by the "Mother’s Day" campaign in Latin America. This means total net adds for the second quarter in Latin America were 5.0 million, taking the total customer base to 90.6 million (+18.9% year-on-year). In Spain, net adds in in the second quarter reached 289,000, taking the total customer base to over 22.1 million (+7.0% vs. June 2006); higher number of contract customers should be highlighted. Net adds in Europe totaled 534,000 in the second quarter, while the customer base grew 8.4% year-on-year to 36.4 million at 30 June 2007.

Retail Internet broadband accesses advanced 34.9% year-on-year to end June 2007 at 9.1 million. ADSL, TV and voice bundles are still an important feature of Telefónica’s markets both in terms of developing faster the broadband market and customer loyalty. The company ended June with over 4.2 million retail broadband accesses in Spain (+30.4% year-on-year), 4.4 million in Latin America (+36.8% year-on-year) and 0.5 million in Europe (+60.9% year-on-year) after posting net adds in the second quarter of 206,000, 335,000 and 35,000 respectively.

Pay TV accesses at the end of the quarter 2007 totaled 1.3 million, 64.5% more than a year before, with operations in Spain, the Czech Republic, Peru, Chile and Colombia.

Thanks to the solid performance of the Group’s customer base, revenues in the first half of 2007 totaled 27,826 million euros, a 10.6% increase year-on-year. Negative exchange rate effect deducted 1.4 percentage points to the growth (-2.6 percentage points in January-March 2007), while changes in the perimeter of consolidation contributed with 4.5 percentage points to this growth (+9.8 percentage points in January-March 2007). Accordingly, organic growth2 in revenues was 7.4%, with Telefónica Latinoamérica the main driver, followed by Telefónica España. Therefore, and by businesses, mobile services revenues and broadband revenues contributed the most to organic growth, rising 11.8% and 23.2% respectively vs. January-June 2006. Revenues in the second quarter totaled 14,079 million euros, up 6.5% year-on-year.

2  Assuming constant Exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2007.

In absolute terms, Telefónica España contributed the most to consolidated Group revenues, accounting for 36.6%. In the first semester of 2007, revenues at Telefónica España topped 10,191 million euros, 5.4% higher than in the same period in 2006, building on the growth seen in the previous quarter. Revenues at Telefónica España Wireline Bussiness advanced 3.8% in the first half of 2007 to 6,144 million euros on the back of strong revenues from the Internet and broadband (+18.5% year-on-year), Traditional Access (+0.5% year-on-year) and Data Services (+6.6% year-on-year). Revenues at Telefónica España Wireless Business rose 7.5% to 4,751 million euros thanks to an increase in service revenues (+6.2%), driven by the increase customer revenues (+9.6%) derived from the company’s focus on fostering contract customer (+13.4%) loyalty.

Telefónica Latinoamérica (34.6% of consolidated revenues) recorded revenues of 9,628 million euros in the first half of 2007, 10.6% more than in the same period of 2006 (+15.5% in constant euros). Revenues organic growth3 would stand at 12.8%. It is worth to highlight Mexico and Venezuela’s contribution to growth in constant euros, with year-on-year increases in local currency of 60.3% and 27.7% respectively, helped by strong growth in the customer bases, followed by Argentina (+18.8% in local currency) and Brazil (+3.6% in local currency). TASA is the best performing fixed telephony operator in the region, reporting 13.7% growth in local currency thanks to higher Internet and broadband revenues (+44.3% in local currency) jointly with a strong traditional revenues (+10.0% in local currency). In Brazil, it should be noted VIVO (+14.5% in local currency), which results prove the advance in the target of obtaining profitable growth.

3 Assuming constant exchange rates and including the consolidation of Telefónica Telecom in January-June 2006.

Telefónica O2 Europe (7,068 million euros) contributed with 25.4% to the Telefónica Group’s consolidated revenues in the first half of 2007. Telefónica O2 Europe’s 2006 revenues include in 2006 the O2 Group for February-June 2006, as well as Telefónica Germany and Telefónica O2 Czech Republic for January-June 2006. The continued growth in the customer base and ARPU explained O2 UK’s 10.4% revenues increase in local currency vs. the first six months of 2006 despite a tough market environment. At Telefónica O2 Czech Republic, first half revenues rose 3.1% year-on-year in local currency as stable fixed business (+0.3% in local currency) was offset by the growth of the mobile business (+5.5% in local currency). However, at O2 Germany revenues fell 2.9% vs. the first half of 2006 due to the cut in termination rates and the competitive environment.

In the first six months of the year, operating expenses at the Telefónica Group totaled 18,124 million euros, 9.7% higher than the same period the year before. This increase is largely due to the changes in the perimeter of consolidation and the higher commercial efforts carried out in Latin America and Europe, in a context of maximizing the cost structure efficiency.

Supplies in the first six months of 2007 totaled 8,843 million euros, up 14.3% in relation with the same period of 2006 (+15.5% excluding the exchange rate effect). If we also exclude new additions to the perimeter of consolidation, the increase was due to higher interconnection expenses in Telefónica Latinoamérica, Telefónica Móviles España and O2 UK.

Personnel expenses rose 1.5% in the first semester to 3,645 million (+2.7% in constant euros). The average number of employees in the period was 240,912, 18,234 more (+8.2%) than previous year mainly due to the increase of Atento Group’s workforce and the incorporation of new companies in the consolidation perimeter. Excluding the Atento Group, the workforce would have risen just 2.4% to 128,281 employees. With regard to workforce restructuring costs (256 million euros in the first half of 2007), we would highlight in the second quarter the 94 million euros provision for Telefónica España Wireline Business (2003-2007 Redundancy Program) related 350 employees joining the Program and 114 million euros associated to the workforce restructuring at the O2 Group (Germany, UK and Ireland).

External services expenses (4,793 million euros) increased 8.9% vs. the first six months of 2006 (+10.5% in constant euros). In organic terms, Telefónica Latinoamérica and Telefónica España Wireline Business explained this behaviour mainly due to the higher commercial activity.

It is worth to highlight in the caption Other net operating income (expense) includes in the second quarter the 152 million euros provision in Telefónica España Wireline Business corresponding to the imposed fine by the European Union

Also, in the first half of 2007 sale of fixed assets totaled 1,260 million euros due to the inclusion in the second quarter of 1,296 million euros related to the capital gain from the sale of Airwave. In addition, the Group recorded a 45 million euro capital loss on the disposal of the 6.9% stake in CANTV.

OIBDA for the period January-June 2007 totaled 11,269 million euros, 21.9% year-on-year increase, accelerating the trend against the first quarter (+9.6%) due to the 34.4% year-on-year increase in the second quarter (6,163 million euros) thanks to the inclusion of the above-mentioned capital gain of Airwave. Stripping out this capital gain, the increase in OIBDA in the first half of 2007 would have been 7.9% year-on-year. Organic growth4 in OIBDA was 20.9% (+7.1% stripping out the Airwave capital gain, 1.2 percentage points more than in the first quarter of 2007). With regard to profitability, the OIBDA margin in the first six months of 2007 was 40.5% (35.8% excluding the Airwave capital gain vs. 36.7% the year before).

4 Assuming constant Exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 207 and the consolidation of Airwave in April-June 2007.

Telefónica España (47.4% of consolidated OIBDA) ended the first half of the year with an OIBDA of 4,723 million euros, 10.4% higher than in the same period of the previous year (OIBDA margin 46.3%, 2.1 percentage points higher than in fist half of 2006). Both the Wireline Business and Wireless Business showed strong OIBDA growth compared to the previous year (+13.1% and 7.0% respectively) help by strong revenues and cost efficiency. The margin in the Wireline business rose 3.5 percentage points to 42.7% (+0.9 percentage points to 46.7% stripping out the effect of the redundancy plan and the EU’s fine) but fell 0.2 percentage points at the mobile business to 44.5% given the increased efforts spent on boosting customer loyalty, network management and commercial activity.

OIBDA at Telefónica Latinoamérica (3,391 million euros) represented 34.0%5 of consolidated OIBDA for the first six months of 2007, a year-on-year increase of 12.9%, or organic growth6 of 15.7%. In constant euros OIBDA rose 17.8%, highlighting the contributions from Venezuela (+48.3% in local currency), Mexico (61 million euros vs. -34 million euros), VIVO (+38.3% in local currency) and Argentina (+17.6% in local currency). The OIBDA margin cumulative to June 2007 was 35.2%, 0.7 percentage points higher than the same period in 2006 thanks to an overall improvement at all mobile operators.

5 January-June 2007 OIBDA excludes the capital gain of Airwave by an amount of 1,296 million euros.
6 Assuming constant exchange rates and including the consolidation of Telefónica Telecom in January-June 2006.

Telefónica O2 Europe’s contribution to the Telefónica Group’s total OIBDA was 18.1%7 in the first half of 2007. In absolute terms, OIBDA cumulative to June 2007 stood at 3,100 million euros, including the 1,296 million euros of capital gain from the sale of Airwave, compared to 1,758 million euros in 2006, when included assets from the O2 Group in February-June and from Telefónica O2 Czech Republic and Telefónica Germany in January-June. The OIBDA margin excluding the Airwave capital gain was 25.5% (30.2% in January-June 2006). In the second quarter, OIBDA at O2 UK rose 5.1% year-on-year in local currency, reversing the negative trend seen the previous quarter due to a decline in customer retention and loyalty expenses. The OIBDA margin in the second quarter was 25.6% (26.4% stripping out the provision for workforce restructuring). In O2 Germany, OIBDA for the second quarter fell 49.8% year-on-year as a 96.5 million euros provision for workforce restructuring (700 employees) was booked. On a like-for-like basis, OIBDA would be practically similar (ex-restructuring the OIBDA margin for the quarter was 22.6%). At Telefónica O2 Czech Republic (OIBDA -2.2% vs. the first six months of 2006) the OIBDA margin cumulative to June 2007 was 46.0% (48.5% in January-June 2006), with a negative impact of around 2 percentage points from operations in Slovakia.

7 January-June 2007 OIBDA excludes the capital gain of Airwave by an amount of 1,296 million euros.

Depreciation and amortisation in the first half of the year totaled 4,713 million euros, 0.5% lower than the year earlier figure. Both Telefónica España and Telefónica Latinoamérica posted declines (-6.5% and -6.8%, respectively). Telefónica O2 Europe recorded an increase (+11.4% year-on-year) as it includes O2 Group Purchase Price Allocation (423 million euros) and the Telefónica O2 Czech Republic (78 million euros). In organic terms8, depreciation and amortisation in the first semester for the Telefónica Group fell 5.6% year-on-year, 0.7 percentage points less than the decrease achieved in the first quarter, being Tefónica Latinoamérica the main contributor to this decline.

The strong rise in OIBDA and fall in depreciation and amortisation drove a 45.4% year-on-year increase in operating income (OI) to 6,557 million euros in the first six months of the year. Stripping out the impact of the Airwave capital gain, OI would have increased by 16.7%. Organic growth8 was 51.5% (+21.8% excluding the capital gain of Airwave vs. +19.6% in the first quarter of 2007).

8  Assuming constant Exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2007.

The results of associated companies surged 104.2% year-on-year to 80 million euros in the first semester. This improvement was due to Lycos Europe, which in April sold its investment in the Czech-based IP provider Seznam, c.z.. Sogecable and The Link also contributed positively after they are no longer accounting by the equity method.

Net financial results for the first half 2007 amounted to 1,437 million euros, 20.7% above those of the first half 2006. This variation arises mainly from the increase in the average cost of debt for the Telefónica Group due to higher interest rates in Europe and higher percentage of debt in Latinoamérica, that drives financial expenses up by 143 million euros. Management of the present value of pre-retirement plan commitments and other positions associated to marked-to-market positions, have a positive impact of 86 millions euros, 20 millions below 2006 first half figure. The average cost calculated on average total net debt for the first half 2007 is 5.45% and 5.30% when excluding FX results.

The free cash flow generated by the Telefónica Group in the first half 2007 totaled 3,477 million euros of which 1,459 and 1,425 million euros were assigned to Telefonica share buyback program and dividend payment respectively, and 400 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial divestitures for the period amounted to 2,789 million euros, mainly due to Airwave sale, net financial debt decreased in 2,981 million euros. In the opposite side, net debt has increased 56 million euros because of FX impact and changes in the perimeter of consolidation and other effects on financial accounts. All this has been translated in a decrease of 2,925 million euros with respect to the net financial debt of the fiscal year 2006 (52,145 million euros), reaching the net financial debt of Telefónica Group at June 2007 49,219 million euros.

The tax provision for the first six months of the year totaled 1,257 million euros. However, the cash outflow for the Telefónica Group will be further reduced as negative tax bases are compensated for.

Minority interests subtract 113 million euros from net income in the first half of the year 2007, a 40.4% year-on-year decrease mainly due to the merger by absorption of Telefónica Móviles by Telefónica S.A. in July 2006. The minority shareholder participation in the net income of Telesp and Telefónica O2 Czech Republic accounted for the bulk of the absolute total of results attributable to minority interests.

In all, net income cumulative to June amounted to 3,830 million euros, 66.4% more than in the same period last year. Basic earnings per share soared 63.7% year-on-year to 0.799 euros. In the second quarter 2007, net income was 2,573 million euros (1,135 million euros in the second quarter 2006), while basic earnings per share was 0.541 euros (0.243 euros in April-June 2006).

CapEx in the first six months of 2007 totaled 3,208 million euros, up 6.1% year-on-year. Growth in investments by Telefónica Latinoamérica focused in the expansion of broadband, TV and GSM networks, was the main reason for the increase at the group level. However, these investments are highly cyclical, so the performance cannot be extrapolated to the full year.

FINANCIAL TARGETS (9):

  In relation to the Telefónica Group’s financial targets set for 2007 the Company expects:

  Revenue growth is expected to be in the range +8%/+10% versus +6%/+9% previously announced.

  OIBDA growth is expected to be in the range +10%/+13% (+8%/+11% before).

  OI growth is expected to be between +19%/+23% compared with the range previously communicated (+14%/+20%).

  2007 CapEx is expected to be below 8,100 million euros versus the initial estimation of <7,814 million euros.

9 Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

TELEFÓNICA GROUP

Financial Data
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June
	2007	2006	% Chg

Revenues	27,826	25,163	10.6
Operating income before D&A (OIBDA)	11,269	9,242	21.9
Operating income (OI)	6,557	4,508	45.4
Income before taxes	5,200	3,357	54.9
Net income	3,830	2,302	66.4
Basic earnings per share	0.799	0.488	63.7
Weighted average number of ordinary shares outstanding	4,793.6	4,716.3	1.6
during the period (millions)

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME
	January - June			January - June			January - June
	2007	2006	% Chg	2007	2006	% Chg	2007	2006	% Chg

Telefónica España	10,191	9,665	5.4	4,723	4,278	10.4	3,516	2,987	17.7
Telefónica Latinoamérica	9,628	8,707	10.6	3,391	3,002	12.9	1,687	1,174	43.7
Telefónica O2 Europe (1)	7,068	5,828	21.3	3,100	1,758	76.4	1,350	187	n.m.
Other companies and eliminations (2)	939	963	(2.5)	56	204	(72.7)	3	160	(98.0)
Total Group	27,826	25,163	10.6	11,269	9,242	21.9	6,557	4,508	45.4

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: OIBDA for wireline operations in Latin America is presented after management fees.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-June), T. Deutschland (January-June) and O2 Group (February-June)
(2) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted by Telefónica, S.A.

CAPEX BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	January - June
	2007	2006	% Chg

Telefónica España	1,030	917	12.3
Telefónica Latinoamérica	1,131	853	32.5
Telefónica O2 Europe (1)	963	1,055	(8.7)
Other companies and eliminations	84	197	(57.5)
Total Group	3,208	3,022	6.1

Note: Group CapEx in 2006 at cumulative average exchange rate.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-June), T. Deutschland (January-June) and O2 Group (February-June)

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	27,826	25,163	10.6	14,079	13,217	6.5
Internal exp capitalized in fixed assets (1)	337	342	(1.3)	184	196	(6.1)
Operating expenses	(18,124)	(16,529)	9.7	(9,296)	(8,888)	4.6
Supplies	(8,843)	(7,739)	14.3	(4,444)	(4,228)	5.1
Personnel expenses	(3,645)	(3,590)	1.5	(1,927)	(1,943)	(0.8)
Subcontracts	(4,793)	(4,401)	8.9	(2,487)	(2,326)	6.9
Bad Debt Provisions	(359)	(356)	0.9	(191)	(165)	15.7
Taxes	(483)	(443)	9.1	(246)	(227)	8.7
Other net operating income (expense)	(19)	125	c.s	(55)	66	c.s.
Gain (loss) on sale of fixed assets	1,260	152	n.m.	1,254	0	n.m.
Impairment of goodwill and other assets	(11)	(10)	5.0	(3)	(5)	(37.8)
Operating income before D&A (OIBDA)	11,269	9,242	21.9	6,163	4,585	34.4
Depreciation and amortization	(4,713)	(4,734)	(0.5)	(2,317)	(2,433)	(4.8)
Operating income (OI)	6,557	4,508	45.4	3,846	2,152	78.7
Profit from associated companies	80	39	104.2	46	18	n.m.
Net financial income (expense)	(1,437)	(1,191)	20.7	(670)	(669)	0.1
Income before taxes	5,200	3,357	54.9	3,222	1,501	114.7
Income taxes	(1,257)	(886)	41.9	(601)	(272)	120.9
Income from continuing operations	3,943	2,471	59.5	2,621	1,229	113.3
Income (Loss) from discontinued ops.	0	19	n.m.	0	11	n.m.
Minority interest	(113)	(189)	(40.4)	(48)	(105)	(54.2)
Net income	3,830	2,302	66.4	2,573	1,135	126.7
Weighted average number of ordinary shares outstanding during the period (millions)	4,793.6	4,716.3	1.6	4,759.3	4,678.2	1.7
Basic earnings per share	0.799	0.488	63.7	0.541	0.243	122.9

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006. "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	January - June
	2007	2006	% Chg

Non-current assets	86,671	87,126	(0.5)
Intangible assets	19,267	21,145	(8.9)
Goodwill	20,470	19,660	4.1
Property, plant and equipment and Investment property	32,479	32,332	0.5
Long-term financial assets and other non-current assets	6,444	5,687	13.3
Deferred tax assets	8,011	8,303	(3.5)
Current assets	20,184	17,979	12.3
Inventories	1,044	1,134	(7.9)
Trade and other receivables	9,878	9,495	4.0
Current tax receivable	1,170	1,565	(25.2)
Short-term financial investments	1,526	1,803	(15.4)
Cash and cash equivalents	4,000	3,557	12.5
Non-current assets classified as held for sale	2,565	425	n.m.
Total Assets = Total Equity and Liabilities	106,855	105,106	1.7
Equity	21,251	15,072	41.0
Equity attributable to equity holders of the parent	18,566	12,085	53.6
Minority interest	2,684	2,987	(10.1)
Non-current liabilities	60,672	66,406	(8.6)
Long-term financial debt	49,496	54,263	(8.8)
Deferred tax liabilities	4,296	4,617	(7.0)
Long-term provisions	5,929	6,507	(8.9)
Other long-term liabilities	952	1,020	(6.7)
Current liabilities	24,931	23,628	5.5
Short-term financial debt	6,916	7,466	(7.4)
Trade and other payables	8,588	8,259	4.0
Current tax payable	2,511	2,324	8.0
Short-term provisions and other liabilities	5,652	5,212	8.4
Liabilities associate with non-current assets classified "held for sale"	1,264	367	n.m.
Financial Data
Net Financial Debt (1)	49,219	54,922	(10.4)

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - June
		2007	2006	% Chg

I	Cash flows from operations	9,144	8,741	4.6
II	Net interest payment (1)	(1,640)	(1,085)
III	Payment for income tax	(772)	(618)
A=I+II+III	Net cash provided by operating activities	6,731	7,038	(4.4)
B	Payment for investment in fixed and intangible assets	(3,557)	(3,247)
C=A+B	Net free cash flow after CAPEX	3,175	3,791	(16.3)
D	Net Cash received from sale of Real Estate	19	20
E	Net payment for financial investment	2,770	(23,328)
F	Net payment for dividends and treasury stock (2)	(2,982)	(2,649)
G=C+D+E+F	Free cash flow after dividends	2,982	(22,167)	c.s.
H	Effects of exchange rate changes on net financial debt	173	(1,223)
I	Effects on net financial debt of changes in consolid. and others	(117)	3,911
J	Net financial debt at beginning of period	52,145	30,067
K=J-G+H+I	Net financial debt at end of period	49,219	54,922	10.4

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - June
	2007	2006	% Chg

OIBDA	11,269	9,242	21.9
- CapEx accrued during the period	(3,208)	(3,022)
- Payments related to commitments	(400)	(427)
- Net interest payment	(1,640)	(1,085)
- Payment for income tax	(772)	(618)
- Results from the sale of fixed assets	(1,260)	(152)
- Invest. in working cap. and other deferred income and exp	(815)	(148)
= Net Free Cash Flow after CapEx	3,175	3,791	(16.3)
+ Net Cash received from sale of Real Estate	19	20
- Net payment for financial investment	2,770	(23,328)
- Net payment for dividends and treasury stock	(2,982)	(2,649)
= Free Cash Flow after dividends	2,982	(22,167)	c.s.

Note: The concept expected "Free Cash Flow" was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Jun 2007	Jan-Jun 2006
Net Free Cash Flow after CapEx	3,175	3,791
+ Payments related to cancellation of commitments	400	427
- Ordinary dividends payment to minoritaries	(98)	(91)
= Free Cash Flow	3,477	4,128

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		June 2007

	Long-term debt	49,791
	Short term debt including current maturities	6,916
	Cash and Banks	(4,000)
	Short and Long-term financial investments (1)	(3,488)
A	Net Financial Debt	49,219
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	5,120
	Value of associated Long-term assets (3)	(813)
	Taxes receivable (4)	(1,625)
C	Net commitments related to workforce reduction	2,682
A + B + C	Total Debt + Commitments	52,267

	Net Financial Debt / OIBDA (5)	2.5x
	Total Debt + Commitments/ OIBDA (5)	2.6x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA. Excludes Airwave Capital Gain.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Jun 2007	Jan - Jun 2006	June 2007	June 2006

USA (US Dollar/Euro)	1.329	1.229	1.351	1.271
United Kingdom (Sterling/Euro)	0.675	0.687	0.674	0.692
Argentina (Argentinean Peso/Euro)	4.106	3.768	4.177	3.923
Brazil (Brazilian Real/Euro)	2.716	2.688	2.601	2.751
Czech Republic (Czech Crown/Euro)	28.143	28.494	28.715	28.495
Chile (Chilean Peso/Euro)	709.100	647.249	712.335	685.871
Colombia (Colombian Peso/Euro)	2,815.373	2,881.844	2,644.401	3,344.482
El Salvador (Colon/Euro)	11.629	10.750	11.817	11.124
Guatemala (Quetzal/Euro)	10.199	9.357	10.419	9.679
Mexico (Mexican Peso/Euro)	14.551	13.344	14.675	14.489
Nicaragua (Cordoba/Euro)	24.214	21.321	24.905	22.331
Peru (Peruvian Nuevo Sol/Euro)	4.227	4.075	4.278	4.144
Uruguay (Uruguayan Peso/Euro)	32.115	29.604	32.344	30.320
Venezuela (Bolivar/Euro)	2,857.299	2,638.522	2,903.575	2,732.240

(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 30/06/07 y 30/06/06.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

In the second quarter of the year, Telefónica España Group extended the healthy earnings trend of first quarter.

Revenues for the first half 2007 surged by 5.4% to 10,191 million euros, while OIBDA increased by 10.4% to 4,723 million euros, leaving an OIBDA margin of 46.3%. Underlying OIBDA growth, once excluded specific effects such as those arising from the Redundancy Programme, the European Union fine, and the Real Estate Programme and subsidies among others, stays at 6.3%.

Telefónica España Group’s CapEx through June amounted to 1,030 million euros, leaving operating cash flow (OIBDA-CapEx) of 3,693 million euros.

With regards to Telefónica España Wireline Business the following should be highlighted:

  Strong and sustained high growth in revenues in January-June 2007 (+3.8% year-on-year), underpinned by higher Broadband revenues together with an improvement of Access and Voice revenues.

  Acceleration of OIBDA growth in first half 2007 to 5.6% after stripping out specific effects such as the Redundancy Programme, the European Union fine, and the Real Estate Programme and subsidies, driven by increased revenues and higher efficiency.

  A smaller loss of fixed telephony lines in a growing market environment, easing market share loss. The year-on-year decline in fixed lines was reduced to 0.7% after posting in the second quarter the lowest quarterly line loss since last quarter of 2004. This rate of decline positively stands out within the European context.

  Telefónica’s continued leadership of the Spanish Broadband Internet access market, with an estimated market share of 56%.

With regards to Telefónica España Wireless Business the following are particularly noteworthy:

  Strong growth in service revenues of 6.2% year-on-year in the January-June 2007 period, driven by the positive performance of customer revenues (+9.6%).

  Upholding of the growth of the total customer base (+7.0% vs. June 2006), mainly focusing in contract customers (+13.4%), based on the increasing commercial activity and the success of customer loyalty initiatives, which helped maintain churn (1.7%) at second quarter 2006 levels.

  Higher growth in data revenues (+15.4% year-on-year) during in the first six months of the year, with data ARPU achieving its highest growth in years, due above all to content and connectivity services.

  Solid OIBDA growth of 7.0% in the six months to June 2007, with an OIBDA margin of 44.5%.

FINANCIAL TARGETS (1)

Telefónica España upgrades its financial targets for 2007 expecting:

  Growth in revenues to be in the +3.5%/+4.5% range, compared to the +0.5%/+2.0% range announced initially.

  Growth in OIBDA2 to be in the +9%/+11% range, compared with the initial range of +5%/+7%.

  CapEx target3 remains unchanged, with an objective for 2007 of less than 2,400 million euros.

For Telefónica España Wireline Business:

  Growth in revenues to be in the +2.5%/+3.5% range, versus the previously announced range of +0.5%/+2.0%.

  Growth in OIBDA2 to be in the +13.5%/+16% range, compared to the +9%/+12% previously announced.

For Telefónica España Wireless Business:

  Service revenue growth to be in the +4%/+5% range, compared to the +2%/+4% range announced previously.

  Growth in OIBDA to be in the +4%/+5% range, compared to +0%/+1%.

1  2006 base figures for Telefónica España Wireline Business include 6 months of Iberbanda (consolidated since July 2006). 2007 guidance exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007 (European Union fine of 151.9 million euros). Telefónica España Wireline Business’ Personnel Restructuring (980 million euros in 2006 and an estimated 630 million euros in 2007) and Real Estate (94 million euros in 2006 and an estimated 162 million euros in 2007) programmes are included as operating revenues/expenses. For comparison purposes, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan
2  E.R.E. provision expected for 2oo7 amounts to 630 million euros (2.200 employees) vs. 980 million euros accounted for in 2006; expected capital gains related to Real Estate Programme in 2007 amount to 162 million euros vs. 94 million euros accounted for in 2006. European Union fine of 151.9 million euros not included.
3  CapEx excludes investments related to Real Estate Efficiency Plan

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELESS BUSINESS

Revenues in the first half of 2007 totalled 6,144 million euros, after posting growths of 3.6% in the first quarter and 4.0% in the second quarter to reach a cumulative growth in the January-June 2007 period of 3.8% vs. same period 2006.

Driving the growth of revenues were solid increases in Internet and Broadband service revenues and a better showing from the remaining services: access, voice, data and IT.

Traditional access revenues through June amounted to 1,390 million euros, a year-on-year increase of 0.5% led by the 2.0% increase in the PSTN line monthly fee effective from January 1st and by fewer losses of fixed telephony accesses over the period.

  So far this year, estimated growth of the Spanish fixed telephony market has remained steady at 2.4% (0.9 percentage points higher than market growth at June 2006), in stark contrast to the contraction seen at most European markets. Telefónica España’s fixed telephony accesses declined by a net 43,706 lines over the first half of the year, meaning that line loss is slowing down significantly (net loss has dropped off 62.3% in comparison to that of first half 2006); the posted number is the lowest six month loss since 2001 . Fixed telephony accesses totalled 15,906,161 at the end of June 2007, indicating a year-on-year decline of 0.7%, the lowest drop seen in recent years.

  Estimated fixed telephony market share for Telefónica España stood at 81%, with a lower rate of market share decline in the twelve months to June 2007 than in the previous 12 month period.

Traditional voice services revenues saw the rate of decline ease in the six months to June 2007 (-3.4%) thanks to an improvement in the second quarter (-2.3%) from the first (-4.5%). Outgoing traffic revenues, with a year-on-year decline of 5.0% in the first half of 2007, and interconnection revenues, which remained stable during first six month of 2007, also improved their performance during the second quarter as first quarter declines eased.

  The second quarter of 2007 saw traffic minutes in Spain gather momentum, with estimated growth of 0.7% in the first half of 2007 vs. first half 2006. As regards traffic carried over the Telefónica España Wireline Business’ network, the smaller decline in voice traffic is to be highlighted, and above all, the 15.0% increase in international traffic and the 9.4% increase in domestic long distance (interprovincial) traffic. DLD traffic usage is being highly stimulated by the flat rates associated with the Duo and Trio bundles.

  The total number of pre-selected lines at the end of June stood at 1,851,470, representing a reduction of 55,049 lines over the first six months of the year.

  Telefónica España’s estimated market share of wireline traffic at June was 65%, the same as at the end of March 2007.

  Interconnection revenues, that showed a decline of 1.9% in the first quarter 2007, posted a 1.9% growth in the second quarter, to remain unchanged in January-June 2007 period. This upturn was fuelled by the increase of two types of incoming traffic, mobile to fixed traffic and international traffic, especially to mobiles.

Cumulative growth to end June of Internet and Broadband service revenues was 18.5% after a 15.1% year-on-year increase in the second quarter of 2007.

  Revenues trend of Internet and Broadband services is due to both, retail and wholesale business. Retail services posted a 25.1% revenue growth in the second quarter 2007 compared to the 33.9% growth in the first quarter, on the back of greater promotions carried out over the last quarter, including free subscription fee campaigns. Wholesale services, with revenues declining 14.9% in the second quarter (-5.5% in the first quarter) is affected by the migrations of wholesale ADSL accesses to unbundled loops. Meanwhile, Narrowband revenues have continued to fall at a similar rate over the course of the year, at around 32% year-on-year.

  The estimated market for Fixed Broadband Internet Access in Spain reached 7.5 million accesses by the close of June, with net adds of 0.34 million in the second quarter (about same number of net adds in second quarter 2006).

  Telefónica’s retail Internet Broadband net additions in April-June 2007 came to 205,617 accesses (+15.9% year-on-year), taking total accesses to 4,198,363 by the end of June. Telefónica maintained its leading position in the broadband market, with its estimated share holding steady over the last few months at around 56%.

  Growth in unbundled loops lost steam in the second quarter, with net adds of 98,791 loops (-25% year-on-year), 89% of which related to migrations from Telefónica España’s wholesale ADSL service. The total number of unbundled loops at June end was 1,170,008 units, giving a broadband market share of 15.6%. Of all unbundled loops, 56.8% are shared access loops; this percentage has remained fair stable in recent quarters.

  The wholesale ADSL service has continued to shrink due to migration to unbundled loops. Second quarter saw a net loss of 31,283 accesses, leaving a total of 530,457 at the end of June.

  The Spanish pay TV market has grown gradually over the course of the year. Telefónica has enjoyed the fastest growth, thereby gradually increasing its market share to estimated levels of slightly under 12% at the end of June 2007. Net additions in the year’s second quarter were 32,307 customers. Telefónica España ended June with 450,925 pay TV customers.

  The total number of Duo and Trio bundles stood at 3,336,380 units, an increase of 21% from the end of 2006.

The growth of data service revenues accelerated in the second quarter, taking cumulative growth in the first half of the year to 6.6% (vs. first half 2006). Growth was higher in both retail services (leased lines, broadcast and VPNs) and wholesale services.

Operating expenses for Telefónica España Wireline Business fell 5.9% year-on-year in the January-June 2007 period to 3,464 million euros, helped by an 8.4% year-on-year drop in the second quarter of the year. The decline was mainly due to a lower workforce restructuring provision, of 94 million euros in the six months to June 2007 linked to 350 employees joining the Redundancy Plan (E.R.E.), compared to 392 million euros in first half 2006. Excluding this effect, operating expenses would have risen by 2.4% on the back of increases in supplies (+1.7% to 1,474 million euros), mainly due to equipment purchases for resale and content for Imagenio, and external services (+10.1% to 691 million euros), due to both increased commercial activity and a rise in traffic carried in telephone booths and public call centres. Personnel costs amounted to 1,163 million euros, a 20.7% year-on-year fall from January-June 2006, or 0.5% excluding in 2006 and 2007 E.R.E. provisions and the actuarial review.

Telefónica España Wireline Business (Telefónica de España) has provisioned in January-June 2007 accounts 151.875 million euros corresponding to the imposed fine by the European Union. The fine is a result of the decision by the European Union dated July 4th 2007, related to the case COMP/38.784 Wanadoo España against Telefónica. The Company has decided to fully provision the fine, without deserting the right to fully disagree with the aforementioned decision and with the imposed fine, that is to be opposed by Telefónica in the corresponding European Union Court of Justice on a timely and legal basis.

Growth in revenues, coupled with the effects of lower workforce restructuring provisions in the January-June 2007 period and the fine imposed by the European Union, has had a considerable impact on operating income before depreciation and amortisation (OIBDA), which amounted to 2,626 million euros for the first half of 2007, an increase of 13.1% year-on-year.

Excluding specific effects, such as the Redundancy Plan, the fine imposed by the EU, the Real Estate Program and subsidies, the underlying OIBDA growth, for the six month period ending June 2007, would have accelerated to 5.6% year-on-year (4.7% in the first quarter of the year), fuelled by a 3.8% increase in revenues and increased efficiency, as borne out by the fact that revenues outstripped costs (+2.3% year-on-year), once excluded the EU fine and E.R.E.

The OIBDA margin in the first half of 2007 was 42.7%, 3.5 percentage points higher than in the same period last year. Excluding the effects of the Redundancy Plan provisions and the actuarial review in both years, as well as the fine imposed by the EU, the margin would have improved by 0.9 percentage points to 46.7%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELESS BUSINESS

In a highly competitive environment, the Spanish wireless market managed to surpass the 49 million-line mark by the end of June 2007, with an estimated penetration rate of close to 108% (+7 percentage points vs. June 2006).

In this context, Telefónica España’s wireless business posted net adds in the second quarter of 2007 of 289,006 customers (378,270 in the second quarter of 2006), pushed by the new pricing plan and churn containment. The contract segment extended its good run of recent quarters, registering 389,887 net adds (a year-on-year increase of 11.7%). In the first semester of 2007, Telefónica España’s wireless business achieved 656,721 net adds (vs. 765,094 in the first semester of 2006), led by the contract segment (776,860, up 12.5% against the first semester of 2006).

Commercial activity in the second quarter of 2007 was similar to that of the same period last year, with 2.9 million commercial actions driving the total customer base to over 22.1 million (+7.0% vs. June 2006). Here again, we would highlight the performance of the contract segment, which posted year-on-year growth of 13.4% and now represents more than 58% of the total customer base, a 3.3 percentage points increase on the year ago figure.

In portability, 9,375 lines were lost in the second quarter of 2007. However, Telefónica España’s wireless business continued to perform well in terms of high value customers –it achieved 64,498 net contract adds, in line with the second quarter of 2006- which is where the company focuses its efforts. Thus, for the first half of the year, the net portability balance showed a loss of 5,761 lines, with net adds in the contract segment of 142,565 lines.

Churn was also key in the healthy commercial results achieved by the company. During the second quarter of 2007, churn remained virtually unchanged at 1.7% (+0.1 percentage points vs. the second quarter of 2006) and slightly below the first quarter of 2007 (1.8%) despite the higher number of competitors operating in the market. Noteworthy was the good performance of contract churn in the quarter, which stood at 1.0%, the same as in the second quarter of 2006 and slightly lower (-0.1 percentage points) than in the first quarter of 2007 (1.1%). Residential segment handset upgrades (+8.1% vs. the second quarter of 2006) contributed to this good churn performance.

As regards of usage, the number of minutes carried by the company network rose 6.2% year-on-year in the second quarter of 2007 to 15,300 million minutes. MoU amounted to 159 minutes (+1.8% vs. the second quarter of 2006). On-net traffic grew by 9.4% in the second quarter, spurred on by the "Weekends Free until Autumn" promotion of the Summer campaign -by the end of June, over 869,000 customers had signed in- and by the new rate plans launched over the quarter. These new price plans have allowed Telefónica España’s wireless business to lead the commercial initiative by tailoring itself to market reality and to the basic needs of customers. To June 30th, nearly 1.5 million customers had signed in for the new rates.

Voice ARPU reached 28.1 euros in the second quarter, 2.0% lower than in the second quarter of 2006, impacted by the interconnection rate cuts of November 2006 and April 2007 (-13.9% in all). Worth mentioning is the performance of outgoing voice ARPU, which rose 0.2% year-on-year in the second quarter.

Meanwhile, data ARPU reached 4.6 euros, with growth accelerating in the second quarter of 2007 to 8.7% year-on-year from 5.8% year-on-year in the first quarter of 2007. Behind this were sharp jumps in connectivity revenues (+79%) and content data revenues (+25%), as well as the new data rate options launched in April this year and the launch of an innovative daily data rate plan. The company ended June with more than 160,000 subscribers to its semi-flat rate data bundle, which helped drive data ARPU. Interpersonal communications represented just 53% of data ARPU, with the remainder relating to advanced connectivity and content services. The second quarter also featured further increases in the overall number of UMTS/HSDPA handsets in customer hands to 2,075,000 as commercial activity was adapted to market reality.

Underpinned by the excellent contribution of the data business, total ARPU in the second quarter of 2007 was 32.8 euros. This was, however, 0.5% lower than in the second quarter of 2006 due to the cuts in interconnection rates. Total outgoing ARPU advanced 1.3% year-on-year, boosted by increases in both outgoing voice (+0.2%) and data ARPU (+8.6%).

  Revenues rose 7.1% in the year’s second quarter to 2,415 million euros and 7.5% in the first half to 4,751 million euros. It is worth noting that since the 1st of January 2007 there has been a change in the way of accounting pre-pay sales and top-up commissions which change from being registered as minor revenues to being added to costs and the registering of revenues/costs of portability transit routing which are now registered for the net amounts. The net effect of this change is neutral at OIBDA level, though the operating revenues would have grown 6.9% in the second quarter and 7.3% in the first semester of 2007 excluding the impact of the mentioned changes. Highlights by revenue items include:

  Service revenues grew 5.5% year-on-year in the second quarter of 2007, to 2,121 million euros, and were up 6.2% in the first semester of 2007. This good performance was driven by higher customer revenues. These rose 9.3% year-on-year in the second quarter of 2007 to 1,706 million euros and 9.6% in the first semester of 2007 on the back of the strong year-on-year increase in the total customer base, particularly in the contract segment, and by increased data usage.

  Interconnection revenues fell 8.1% year-on-year in the second quarter of 2007 (-5.7% in the first semester of 2007), signalling a higher decline than in the first quarter of 2007 due to the additional reduction in interconnection rates made in April 2007.

  Roaming revenues fell 11.9% due to lower wholesale prices (-15.6% in the first semester of 2007).

  Handset sales revenues hit the 294 million-euro mark in the second quarter 2007, a 20.2% increase from the second quarter of 2006 due to the different rates of distribution channel uptake. In the first semester of 2007, handset sale revenues climbed 17.1% year-on-year.

  Operating costs rose 8.0% year-on-year in the second quarter to 1,348 million euros, driven by increased commercial activity involving handsets (+4.7%), as well as by increased customer loyalty efforts in the quarter and higher network management costs. Cumulative growth in costs for the first six months of the year was 7.9%.

  Driven by higher revenues, operating income before depreciation and amortisation OIBDA in the second quarter of 2007 amounted to 1,087 million euros, an increase of 6.1% from the same period last year. This left the OIBDA margin virtually flat, at 45.0%. For the first semester of 2007, OIBDA rose 7.0%, leaving the margin at 44.5% (vs. 44.7% in the first semester of 2006).

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	41,476.8	41,951.0	42,620.8	43,115.8	43,508.2	4.9
Fixed telephony accesses (1)	16,019.7	15,978.1	15,949.9	15,920.3	15,906.2	(0.7)
Internet and data accesses	4,534.6	4,648.8	4,842.0	4,963.2	5,048.4	11.3
Narrowband	1,254.0	1,177.7	1,040.5	916.0	798.1	(36.4)
Broadband (2)	3,220.1	3,411.3	3,742.7	3,992.7	4,198.4	30.4
Other (3)	60.4	59.8	58.8	54.4	52.0	(14.0)
Cellular accesses	20,655.0	21,019.7	21,446.0	21,813.7	22,102.7	7.0
Prepaid	9,261.2	9,290.7	9,303.0	9,283.8	9,182.9	(0.8)
Contract	11,393.8	11,729.0	12,142.9	12,529.9	12,919.8	13.4
Pay TV	267.5	304.4	383.0	418.6	450.9	68.6

Wholesale Accesses	1,369.3	1,406.5	1,531.8	1,640.8	1,707.8	24.7
Unbundled loops	678.3	774.8	939.0	1,071.2	1,170.0	72.5
Shared UL	386.0	438.5	527.7	605.2	664.5	72.1
Full UL	292.3	336.3	411.3	466.0	505.5	73.0
Wholesale ADSL	684.4	625.2	586.4	561.7	530.5	(22.5)
Other (4)	6.6	6.5	6.4	7.8	7.4	12.4
Total Accesses	42,846.0	43,357.5	44,152.6	44,756.6	45,216.0	5.5

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Leased lines.
(4) Wholesale circuits.
Note: Does not include iberbanda's accesses

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	10,191	9,665	5.4	5,157	4,893	5.4
Internal exp capitalized in fixed assets (1)	112	100	11.3	60	48	26.4
Operating expenses	(5,451)	(5,503)	(0.9)	(2,799)	(2,875)	(2.6)
Other net operating income (expense)	(117)	13	n.m	(132)	10	n.m.
Gain (loss) on sale of fixed assets	(1)	11	(105.3)	0	3	(87.3)
Impairment of goodwill and other assets	(11)	(7)	n.m.	(3)	(4)	n.m.
Operating income before D&A (OIBDA)	4,723	4,278	10.4	2,284	2,074	10.1
Depreciation and amortization	(1,207)	(1,291)	(6.5)	(596)	(632)	(5.7)
Operating income (OI)	3,516	2,987	17.7	1,687	1,442	17.0

Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	6,144	5,921	3.8	3,095	2,977	4.0
OIBDA	2,626	2,322	13.1	1,207	1,059	13.9
OIBDA margin	42.7%	39.2%	3.5 p.p.	39.0%	35.6%	3.4 p.p.
CapEx	724	676	7.2	433	361	19.7

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Traditional Access (1)	1,390	1,382	0.5	693	687	0.9
Traditional Voice Services	2,388	2,472	(3.4)	1,195	1,223	(2.3)
Domestic Traffic (2)	1,466	1,543	(5.0)	730	760	(4.0)
Interconnection (3)	462	462	0.0	235	231	1.9
Handsets sales and others (4)	460	467	(1.5)	230	232	(0.7)
Internet Broadband Services	1,373	1,159	18.5	698	607	15.1
Narrowband	54	80	(32.2)	25	37	(31.7)
Broadband	1,319	1,078	22.3	673	570	18.1
Retail (5)	1,150	890	29.2	588	470	25.1
Wholesale (6)	169	188	(10.5)	85	100	(14.9)
Data Services	568	533	6.6	287	266	7.7
IT Services	202	166	21.9	108	88	22.9

Note: Telefónica de España parent company's operating revenueS includes Terra España's revenues as of the first quarter 2006.
(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(3) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(4) Managed Voice Services and other businesses revenues.
(5) Retail ADSL services and other Internet Services.
(6) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	4,751	4,420	7.5	2,415	2,255	7.1
OIBDA	2,114	1,976	7.0	1,087	1,024	6.1
OIBDA margin	44.5%	44.7%	(0.2 p.p.)	45.0%	45.4%	(0.4 p.p.)
CapEx	306	241	26.8	171	134	27.9

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Service Revenues	4,153	3,910	6.2	2,121	2,011	5.5
Customer Revenues	3,343	3,049	9.6	1,706	1,561	9.3
Interconnection	694	736	(5.7)	348	379	(8.1)
Roaming - In	93	111	(15.6)	55	63	(11.9)
Other	23	14	61.1	12	8	44.3
Handset	598	510	17.1	294	244	20.2

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures
	2006			2007
	June	September	December	March	June	% Chg y-o-y

Cellular customer (thousands)	20,655.0	21,019.7	21,446.0	21,813.7	22,102.7	7.0
Prepaid	9,261.2	9,290.7	9,303.0	9,283.8	9,182.9	(0.8)
Contract	11,393.8	11,729.0	12,142.9	12,529.9	12,919.8	13.4

	2Q	3Q	4Q	1Q	2Q	% Chg

MOU (minutes)	156	158	157	160	159	1.8
Prepaid	64	71	66	74	67	4.1
Contract	231	228	228	224	225	(2.6)

ARPU (EUR)	33.0	33.9	33.0	31.7	32.8	(0.5)
Prepaid	16.4	17.6	15.9	14.9	15.7	(4.0)
Contract	46.6	46.9	45.7	44.3	45.1	(3.1)

Data ARPU	4.2	4.6	5.0	4.6	4.6	8.7
%non-P2PSMS over data revenues	42.5%	43.9%	45.3%	48.1%	49.5%	7.0 p.p.

Note: MOU and ARPU calculated as monthly quarterly average.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica

In accordance with the Group's new structure, Telefónica Latinoamérica’s results include Telefónica Group’s fixed line and wireless operators’ results in the Latin American region. Furthermore, figures for the Telefónica Latinoamérica Group also include the results of Telefónica Telecom, from the 1st of May 2006.

On a yearly basis, the currencies of all the countries in which Telefónica Latinoamérica operates have suffered a depreciation in relation to the euro, despite them performing better during the second quarter of 2007 than in the first quarter of 2007. Notwithstanding, this has translated into a negative impact of 5.0 percentage points and 4.9 percentage points in revenue and OIBDA growth respectively in the first semester of 2007, a less negative impact than the one registered at March 2007 (8.1 percentage points both in revenues and OIBDA).

Telefónica Latinoamérica reached revenues of 9,628 million euros during the first semester of 2007, 10.6% up on the same semester of 2006 in current euros. In constant euros, revenue growth has increased 15.5%, of which Telefónica Telecom contributed 2.7 percentage points. Of the countries contributing most towards growth in constant currency, with the exception of Colombia due to change in the perimeter of consolidation, Mexico is particularly noteworthy with 3.1 percentage points, followed by Venezuela (+3.0 percentage points) and Argentina (+2.2 percentage points). On the other hand, in absolute terms, Brazil continues to be Telefónica Latinoamérica’s greatest contributor with 38.3%, followed by Venezuela (11.7%) and Argentina (11.6%).

Operating income before depreciation and amortization (OIBDA) stands at 3,391 million euros, recording a growth of 12.9% in current euros. Telefónica Latinoamérica’s OIBDA growth rose to 17.8% in constant euros, with a contribution of 2.1 percentage points from Telefónica Telecom. With regards to other countries (excluding Colombia due to change in the perimeter of consolidation), the main contributor to OIBDA growth was Venezuela with 5.5 percentage points, followed by Mexico (+3.3 percentage points), Vivo (+2.5 percentage points) and Argentina (+2.1 percentage points). Brazil is Telefónica Latinoamérica’s greatest OIBDA contributor with 44.0%, followed by Venezuela (13.8%), Argentina (11.6%) and Chile (9.7%). The OIBDA in the first semester of 2007 is impacted by a 45 million euros loss due to the divestment of the 6.9% stake in CANTV.

CapEx for the Telefónica Latinoamérica Group stood at 1,131 million euros by the end of June, a year-on-year growth of 32.5% (38.9% in constant euros), allocated mainly for the expansion of broadband, television and the development of GSM networks. By the end of June, Telefónica Latinoamérica had reached an operating cash flow (OIBDA-CapEx) of 2,260 million euros, a growth of 5.2% in current euros (9.4% in constant euros).

At the close of the first semester of 2007, the Telefónica Latinoamérica Group managed 121.8 million accesses, 13.9% up on June 2006, thanks to the increase in cellular clients, a year-on-year growth of 18.9%, exceeding 90.6 million, due mainly to the high growth rates registered in practically all countries, particularly Peru (+57.2% year-on-year), Mexico (+49.0% year-on-year) and Argentina (+30.8% year-on-year). Also contributing positively to the total growth in Latin American accesses, was the incorporation of Telefónica Telecom, which contributed 2.3 million fixed telephony accesses and 125,000 retail broadband Internet connections. Fixed telephony accesses reached 23.9 million, in line with those managed at the end of June 2006, driven by the previously highlighted incorporation of Telefónica Telecom, and by the growth of fixed telephony accesses in Peru (+7.1% year-on-year). The Group’s retail Internet broadband accesses continued their strong growth trend reaching 4.4 million accesses, a growth of 36.8% year-on-year, thanks to commercial efforts carried out by all operators. With regards to pay TV, Telefónica Latinoamérica manages 800,000 clients (+55.2% year-on-year) with operations in Peru, Chile and Colombia.

FINANCIAL TARGETS1

Telefónica Latinoamérica upgrades its financial targets for 2007 expecting:

  Growth in revenues to be in the +13%/+16% range, compared to the +11%/+14% range announced initially.

  Growth in OIBDA to be in the +14%/+17% range, compared with the initial range of +12%/+16%.

1 T. Latam base reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007 guidance assumes constant exchanges rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

BRAZIL

In the first half of 2007, Telefónica Latinoamérica registered revenues of 3,690 million euros in Brazil, with year-on-year growth of 3.6% in local currency. OIBDA was 1,493 million euros, up 1.2% year-on-year in local currency as a result of the significant improvement in Vivo’s results. CapEx in the first six months of the year rose to 405 million euros, a rise of 23.0% year-on-year in local currency as a result of greater investments carried out by Telesp.

From an operating standpoint, Telefónica Latinoamérica managed 45.4 million accesses in Brazil at 30 June 2007, 2.8% higher than in the same period of last year as a consequence of year-on-year 6.0% growth in Vivo’s mobile accesses, partially offset by a sight decline in Telesp’s fixed line accesses, together with changes to the accounting criteria applied for narrowband internet access made in the second quarter of 2007.

TELESP

At the end of June, Telesp managed 15.1 million accesses, 3.0% less than in June 2006, due both to the reduction in the number of fixed line accesses caused by the strong growth in the cellular business in the country and the implementation of a more restrictive accounting criteria (based on activity) for narrowband internet accesses. The company ended the second quarter with 12.0 million fixed line accesses (-2.5% yoy), of which approximately 20.6% were pre-pay or lines with consumption limits.

In the second quarter of 2007, the broadband market continued with strong growth (over 41% yoy), having captured Telesp more than 55% of this increase and thus reaching 1.8 million retail broadband accesses (+31.1% year-on-year), with net adds of 122,000 accesses in the second quarter of the year, 47.9% higher than the figure seen in the previous quarter. The launch of bundled broadband internet/digital TV offers contributed to increase the company’s broadband customer base by 37,400 customers in the first half of the year. After obtaining its DTH license, Telefónica expects to launch its own service in the next few months.

Telesp’s total voice traffic to June (34,320 million minutes) reflected a year-on-year decline of 2.8%, mainly due to the drop in local traffic (-4.3% year-on-year), affected by the decline in the number of lines in service and the lower usage per line, caused by the market contraction triggered by the cellular telephony expansion. To offset this, the operator is still focusing on the sale of traffic bundles; having 2.7 million bundled lines (monthly fee+local traffic) at the end of the first half of the year (23.3% of fixed line accesses), and 1.3 million traffic packages sold (Long Distance, Fixed-Mobile and narrowband Internet access). Also noteworthy is the slowdown in long-distance traffic (-5.2% year-on-year), mainly inter-state traffic (-10.4% year-on-year), as a result of the overall market contraction, although this was partly offset by the increase in market share.

From a regulatory standpoint, it is worth highlighting that in the middle of March, Telesp was granted a license by Anatel to operate satellite television services (DTH). Also the migration from invoicing by pulses to minutes, which commenced in mid March, should be completed by the end of July. Anatel has banned all sales and advertising of bundles to the residential segment until the migration process is completed. Lastly, on 13th July, Anatel published its tariff adjustments for 2007. These involve a 2.21% increase in local rates (effective from 1st October) and Domestic Long Distance, and a rise of 3.29% for fixed to cellular calls (VCs). On the same date, Anatel approved at 2.25% increase in the fixed to cellular interconnection rate (VUM). All these adjustments will come into force on 20th July, except for those related with local rates.

Telesp reported revenues of 2,758 million euros in the first half of 2007, down 0.3% year-on-year in local currency. This slight drop was due to the fall in traditional business revenues (-1.4% in local currency), following the tariff adjustment made in July 2006, the loss of basic telephony billable plant and the 20% reduction in local interconnection tariffs since January. On the other hand, the increase in broadband revenues (+14.5% in local currency) contributed positively, driven by accesses’ growth, which triggered a 10.2% year-on-year rise in Internet revenues (broadband and narrowband), raising the weight of this business in total company revenues from 8.3% in the first half of 2006 to 9.2% in the first half of 2007.

Operating expenses showed year-on-year growth of 5.9% in local currency, mainly due to the higher cost of external services (+6.8% in local currency), on an increased commercial activity. In addition, the company, which has implemented a process of migrating billing systems, has seen an increase in the provisions for bad debts (+69% in local currency vs. the first half of 2006). The ratio of provisions of bad debts of over revenues is 4.1% as of June. The company has already implemented a set of actions aimed to contain this ratio in the next few months, ranging from setting up strict entry filters to more actions to recover debts. Personnel expenses (+0.8% in local currency) reflect the results of the staff restructuring programmes carried out in March 2006 and February 2007, and also the impact of the additional headcount reduction made in June this year which affected nearly 500 employees. Supply costs increased year-on-year by 2.6% in local currency despite the 20% reduction in the local interconnection tariff, due mainly to the rise in SMP traffic.

Telesp reported operating income before depreciation and amortization OIBDA of 1,224 million euros in the first half of 2007, down 4.3% year-on-year in local currency due to higher bad debt provision, the loss of traditional revenues and higher staff restructuring costs. The OIBDA margin was 44.4%, 1.8 p.p. lower than in the first half of 2006.

Cumulative CapEx in June 2007 was 300 million euros, 39.0% higher than the figure reported in the first half in local currency, mainly due to the increased investment in broadband, pay TV and higher cable theft (already reported in the previous quarter). Therefore, operating cash flow (OIBDA-CapEx) was 925 million euros (-13.9% year-on-year in local currency).

VIVO

Vivo’s second quarter 2007 results shows the management measures implemented to achieve profitable growth and increase customer satisfaction, reflected in the significant growth of the customer base, thereby ending a prolonged period of market share loss, although this has not diluted ARPU.

Also noteworthy was the market’s positive reaction to Vivo’s GSM network, which offers coverage to more than 96% of the towns where the company operates. Vivo obtained 65% of total subscriptions in the quarter, putting its GSM customer base at the end of June at 3.4 million, 11% of its total customer base.

Vivo is still the only operator to provide solutions using two technologies, offering CDMA/EVDO technology as the best data solution on the market. It has been leveraging this technology to steadily grow its WAP offer and Vivo ZAP solutions (EV-DO PMCIA cards and USB), and to launch innovative services using Vivo PLAY (downloads and video streaming).

Vivo ended June with a total of 30.2 million customers (+6.0% vs. June 2006) in a market with an estimated penetration rate of 58.3% (+7 percentage points year-on-year). This puts an end to the slowdown in market growth seen in earlier periods and is evidence of the strong commercial activity seen this quarter.

Vivo’s commercial strategy centred on its Mother’s Day and Valentine’s Day campaigns, which attracted most of the new adds. Subscriptions were 3.3 million in the second quarter 2007, the highest number seen in last years (+30% vs. second quarter 2006). This good performance was underpinned by the wider variety of handsets on offer, pre-pay traffic promotions and improved contract acquisition capabilities through the launch of the new "Vivo Escolha" plans.

By the end of the quarter, 32.6% of the company’s contract customers had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offer. Contract adds rose 63.9% year-on-year in second quarter 2007.

Other factors contributing to the improvement in Vivo’s earnings were the rollout of a new simplified billing format for contract customers and the development of a sound distribution network, with more than 338,000 top-up points.

Revenues through June totaled 1,102 million euros (+14.5% year-on-year in local currency). Service revenues grew 19.0% year-on-year in local currency, largely driven by higher interconnection revenues after the removal of the Bill & Keep rule. Excluding this effect, the increase would have been 3.5%.

The pace of growth of service revenues accelerated in the second quarter from the first quarter due mainly to the positive impact on results of the Escolha plans in the contract segment. These plans played a key role in the increase in outgoing contract ARPU (+9.4% in second quarter 2007 vs. first quarter 2007) and also provide the company with an acquisition and retention tool for its most valued customers.

The pre-pay segment also continued to perform well in the second quarter 2007, with outgoing ARPU up 16.7% as a result of the successful traffic incentive campaigns, which led to a 94% year-on-year increase in outgoing pre-pay MOU in the second quarter 2007.

Total MoU grew 16.8% year-on-year in the second quarter, driving a 27.8% year-on-year increase in total ARPU in the quarter.

Operating income before depreciation and amortization (OIBDA) was 268 million euros in the first half 2007, 38.3% higher than in the first half 2006 in local currency. Contributing to this increase was control over operating expenses in the second quarter via improvements in customer management costs, especially the 74% year-on-year reduction in bad debts. This evidences the strict control exercised over new customers acquired in the end-of-year campaigns. Churn in the second quarter 2007 was 2.3%, down from 2.6% in the first quarter. The OIBDA margin in the January-June period was 24.4%, up 4.2 p.p. on the same period last year, although in the second quarter was 20.8% compared with 28.3% obtained in the first quarter, as a result of the higher commercial costs relating to the Mother's Day and Valentine's Day campaigns. Without taking into account the impact of the Bill & Keep rule, OIBDA growth in the first half would have been 36.2% in local currency, and the margin would have stood at 27.2%.

ARGENTINA

Telefónica continued to enjoy a good competitive position in the Argentinean market. It is the broadband market leader in its operating area, with 659,000 accesses, and the leader in the wireless market, with over 12.4 million customers. The company managed total accesses of 18.1 million in Argentina at the end of June 2007, an increase of 20.5% vs. June 2006. This healthy position fed through to the company’s financial results in Argentina, with an 18.8% year-on-year increase in the first half of 2007 revenues to 1,113 million euros. Operating income before depreciation and amortization (OIBDA) rose in the first semester of 2007 by 17.6% vs. the same period last year, to 394 million euros. CapEx through June 2007 totalled 123 million euros.

TELEFÓNICA DE ARGENTINA

Telefónica de Argentina (TASA) managed 5.7 million accesses at the end of June 2007, 2.8% more than the year earlier. This increase was fuelled by a 61.2% year-on-year rise in retail internet broadband accesses, to 659,000, and, to a lesser extent, a slight (+1.0%) increase in fixed line accesses, to 4.6 million at June 2007.

The traditional business continued to show a positive trend, with traffic growth outstripping the market average, driving a 10.0% year-on-year increase in the first half of 2007 revenues. Total voice traffic was slightly higher than in the first semester of 2006, thanks to the growth in mobile to fixed interconnection traffic (+27.8% vs. the first half of 2006), intelligent network traffic (+61.4% year-on-year) and, to a lesser extent, long distance traffic (+2.3% year-on-year). This offset the drop in fixed to fixed traffic (-3.6% vs. the first semester of 2006), both local and interconnection, and also public telephony traffic (-17.6% year-on-year against the first semester of 2006). Once again, traffic data point to the growth in the cellular and broadband businesses.

Revenues for the fixed line business in the first semester of 2007 totalled 496 million euros, an increase of 13.7% year-on-year in local currency. Sales growth was impacted by the changes in the accounting criteria for international termination costs, effective from September. These were accounted as operating expenses and no longer netted from the line of revenues, as of the 1st of January 2006. Stripping out this impact in 2006, revenues would have increased by 10.7% in local currency.

Revenues from the traditional business were still the main driver of business growth, rising 10.0% year-on-year in the first semester of 2007, or 6.4% excluding the impact of the international termination costs. This was due to the good performance of local minutes bundles, interconnection traffic (mainly from wireless operators), the renting of transmission facilities and value added services. The growth of bundle revenues was spurred on by the mid-2006 launch of flat rate call tariff and by the re-definition of the bundles at the end of 2006. The second main driver of revenue growth in the first half of 2007 was the internet and broadband business (+44.3% vs. the first semester of 2006). Revenues for this business accounted for 13.8% of total revenues in the first semester of 2007 (+2.9 percentage points). The solid performance of broadband was fuelled by overall market growth and the success of the voice and broadband minutes bundle offer (Duo), which was launched in the last quarter of 2006 and already has a total of 145,000 users. Broadband revenues in the first half of 2007 rose 60.8% year-on-year, in line with the 61.2% increase in accesses already mentioned. Thanks to point-to-point circuits, VPNs and satellite services, the data and IT business continued to make heavy inroads, with revenues rising by 10.5% in local currency vs. the first half of 2006.

Over the first six months of the year, operating expenses grew 21.3% year-on-year in local currency (15.3% excluding the impact of international termination costs). This was largely due to an increase in personnel expenses (+33.5% year-on-year in local currency) caused by salary rises and workforce restructuring expenses related to the plan which started in the second half of 2006. Supply costs in the first half of 2007 also grew due to increased interconnection costs and higher purchases of equipment for resale and would have surged by 15.5% year-on-year in local currency if we exclude the impact of the international termination costs.

The ratio of bad debt provision to revenues remained below 1% thanks to good recovery management and to the larger volume of pre-pay and consumption control plant, which remained at around 30% of the total lines.

TASA posted an operating income before depreciation and amortization (OIBDA) in the first half of 2007 of 218 million euros, a 2.1% year-on-year increase in local currency.

CapEx amounted to 72 million euros, up 17.6% in local currency on the same period last year mainly to develop broadband and new businesses. Operating cash flow (OIBDA-CapEx) for the Argentinean wireline business reached to 146 million euros,

TEM ARGENTINA

The pace of growth of the Argentinean wireless market accelerated in the second quarter of the year, spurred on by the Fathers’ Day campaign boosting the penetration rate up to 88% (+25 percentage points higher than at the end of June 2006), becoming the highest rate in the region.

Net adds in the second quarter of 2007 rose 4.3% year-on-year to 596,074 customers, bringing the total net adds for the first six months of the year to 1,209,655 customers (+5.1% vs. the first semester of 2006). The healthy performance of net adds was due to both practically flat levels of gross adds compared to the same period of 2006 and to the excellent performance of churn, which stood at 1.7% for the second quarter of 2007 (0.8 percentage points lower than in the second quarter of 2006 and 0.2 percentage points lower than in the first quarter of 2007). As a result, the company ended the quarter with over 12.4 million customers, representing a 30.8% increase in the customer base from June 2006. GSM customers accounted for 82% of the total customer base at the end of the period (an 18 percentage points year-on-year increase).

Revenues extended the trend of previous quarters, totalling 662 million euros in the first semester of 2007, a 22.2% year-on-year increase in local currency. Driving growth was a solid performance by service revenues, with a 23.6% year-on-year increase in local currency.

Revenue growth, coupled with lower unit commercial costs and lower customer management expenses, as well as the lower percentage of operating costs over revenue, led to an increase in operating income before depreciation and amortization (OIBDA) of 45.2% year-on-year in local currency in the first half of 2007 to 176 million euros. This left the OIBDA margin in the first semester of 2007 at 26.5%, 4.2 percentage points higher than the year earlier figure.

CapEx for the first half of 2007 amounted to 50 million euros, reaching an operating cash flow (OIBDA-CapEx) of 125 million euros.

CHILE

During second quarter 2007, Telefónica Latinoamérica sustained growth in terms of managed accesses in Chile, leading the fixed telephony, mobile and broadband markets in number of accesses. Net adds in the quarter reached more then 200,000 accesses to end June 2007 with a total of 8.9 million. Growth remains busted by mobile customer base, 5.9 million clients at June end (+7.5% vs. June 2006). Wireline unit, Telefónica Chile, was able to stabilize the loss of fixed telephony accesses (-6.6%) while at the same time achieving strong growth in retail ADSL (+40.4%) and Satellite TV, which was launched on June 2006.

Cumulative revenues to June 2007 climbed to 864 millions euros, which in constant euros represents 11.8% growth year-on-year. Mobile business (+22.7%) together with Broadband and TV business (+75.1%), which kept posting strong growth as in the first quarter 2007, more than offset declining revenues of the traditional telephony business (-7.4%). Operating income before depreciation and amortization (OIBDA) for the six months to June 2007 climbed to 329 million euros with a year-on-year growth in local currency of 14.0%.

Telefónica Latinoamérica maintains its strong investment activities in Chile, with cumulative CapEx reaching 193 million euros after growing by 55.6% in local currency vs. January-June 2006. Highest growth businesses, namely mobile, ADSL and Pay TV, remain the target of investment activities.

TELEFÓNICA CHILE

The total number of accesses managed by Telefónica Chile grew by 77,636 in the year’s second quarter and ended June at 3.0 million, up 4.3% year-on-year. The fall in fixed lines narrowed in the second quarter to 2,994 accesses, compared to 28,852 in the first quarter. This left a total number of fixed line accesses at end June of 2.2 million, 6.6% fewer than a year earlier, reflecting the extraordinary drop of pre-pay lines during the second half of last year. Despite this slight fall, which led to a 1 percentage point drop in estimated market share to 66%, Telefónica Chile remains the leader in Chilean fixed line market.

The strong performance of Broadband and pay TV accesses, in conjunction with the commercial roll out of bundles (the DUO and TRIO, double and triple play bundles), offset the decline in fixed telephony lines. Retail ADSL connections at Telefónica Chile jumped 40.4% vs. June 2006 to reach 574,088 accesses. The growth registered in second quarter 2007 enabled Telefónica Chile to raise its market share by 1 percentage point to 50%. Meanwhile, Telefónica Chile remains strategically focused on the digital satellite TV business (DTH), recording more than 40,000 net adds in the three months to June 2007. This took the total pay-TV customer base to 171,400 at the end of June, representing an estimated 15% share of the market. Just one year after its commercial launch, Telefónica Chile is now the second largest player in the pay-TV market by customer base. The company has announced the launch of new Broadband pay-TV services (IPTV) with coverage in certain areas of the city of Santiago.

The undeniable fixed to mobile substitution effect is eroding Telefónica Chile’s voice service revenues. The company’s strategic focus on Triple Play has enabled Telefónica Chile to post significant revenue growth in the Broadband and TV businesses, offsetting the fall in traditional service revenues. Revenues for the first six months of the year totalled 474 million euros, a year-on-year increase of 1.4% in local currency. Internet and Broadband revenues (including narrowband, ADSL and pay-TV) jumped 75.1% in local currency, driven by growth of Broadband accesses and the launch of digital TV services in June 2006. This revenue growth offset the 7.4% fall in local currency of traditional revenues, mainly due to the fixed to mobile substitution effect. Data and IT revenues grew 1.6% year-on-year, reversing the negative trend seen in the first quarter.

Operating expenses grew 3.2% in local currency over the January-June 2007 period, heavily influenced by the extraordinary charge taken in first quarter 2006 in connection with workforce restructuring programme. Supply costs grew 2.3%, due to expenses related to the television business, mainly satellite capacity and content, which were partially offset by a fall in interconnection expenses, on the back of lower traffic, and lower expenses associated with equipment for resale. Stripping out restructuring charges, personnel expenses rose 7.6% year-on-year, still affected by the enactment of new Chilean Subcontracting Law. External service costs rose 20.2% in local currency on the back of more intense commercial activity, advertising campaigns for the TV bundles, Dúo and Trío (double and triple play), customer service, sales commissions and network maintenance. Bad debt provisions were 7.0% lower year-on-year in local currency and amounted to 2.7% of revenues.

With costs outpacing revenues, operating income before depreciation and amortization (OIBDA) for Telefónica Chile slipped 0.4% year-on-year in local currency in the six months to June 2007, to 181 million euros.

CapEx in the six-month period totalled 82 million euros, an increase of 30.5% in local currency from the same period last year driven mainly by sharp growth in satellite TV services (DTH), the upcoming launch of IPTV, growth in the number of ADSL customers and initiatives designed to enhance network quality. n through June amounted to 99 million euros, down 16.7% on January-June 2006 as a result of increased investment activity.

TEM CHILE

The Chilean mobile market, characterised by intense competition, ended the second quarter with an estimated penetration rate of 86%, a jump of 10 percentage points over the last twelve months.

Telefónica Móviles Chile continues to lead the market, with a total customer base at the end of June 2009 of 5.9 million, an increase of 7.5% on June 2006. Net adds of 160,750 in second quarter 2007, 247,304 in the first half of the year, are being driven by GSM gross adds. Users of this technology now represent 82% of the total customer base. Contract clients reached 1.4 million customers, a year-on-year increase of 35.2%. The percentage of the contract customer base rose to 23.1%, 4.7 percentage points higher than in June 2006. During January-June 2007, 80% of net adds were contract client net adds.

Revenues in the first half of the year amounted to 430 million euros, up 22.7% year-on-year in local currency terms. Service revenues grew by 19.7% in local currency during the first half, driven by growth in the customer base and ARPU, which rose 8.4% and 10.5% in local currency in first and second quarters 2007, respectively against the previous year. These trends are being underpinned by migration to GSM technology, plans upgrades and the sale of minute bundles and value added services.

Operating income before depreciation and amortization (OIBDA) rose 37.9% in local currency during the first half of 2007 to 149 million euros, reflecting revenue growth and enhanced operating efficiency. Thank to this operating efficiency, the OIBDA margin jumped 3.8 percentage points to 34.5%, despite increased commercial activity aimed at encouraging customers to switch to GSM technology and stiffer competition in the marketplace.

CapEx in the January-June 2007 period amounted to 111 million euros, leaving operating cash flow (OIBDA-CapEx) of 37 million euros.

PERÚ

Revenues for the first six months of 2007 reached 743 million euros, equivalent to a year-on-year growth of 11.2% million euros (in local currency). The growth of broadband revenues (+26.7% compared to the first semester of 2006, in constant terms) and TV (+22.1% versus the same period the previous year in local currency) in the fixed business and the prepay outgoing traffic revenues (+184.5% compared to the first half of 2006) in the mobile division, explain the better evolution of revenues of Telefónica in Peru.

Operating income before depreciation and amortization (OIBDA) reached 279 million euros, representing a year-on-year growth of 0.4% in local currency when compared to the same period the previous year as the higher commercial expenses of both businesses offset the revenue growth. CapEx for the first half of the year reached 93 million euros, recording a growth of 31.3% compared to June 2006. CapEx of the fixed line declined 1.3% while mobile CapEx shows a significant growth of 83.8% due to the investment on network capacity needed to confront the strong growth of traffic.

As common projects between the fixed and mobile business, it should be highlighted the launch in mid March of the IRIS project (fixed wireless telephony) which reached 48,051 at the end of June of 2007.

At the end of June 2007, Telefónica reached 10.2 million accesses in Peru, equivalent to a growth of 36.8% year-on-year, due to the strong growth of the mobile business (+57.2%), mainly in the prepay client base, and, in a lower extent, to the fixed line (+12.2%).

TELEFÓNICA DEL PERU

Intense commercial activity has enabled Telefónica del Peru to continue to post sharp growth in total accesses, of 12.2% to 3.8 million clients by the end of June 2007. Total fixed line accesses have performed well, with a year-on-year growth of 7.1% to 2.6 million at June 2007. This expansion was fuelled by increases in both broadband accesses (+35.6% year-on-year to 527,804 users) and TV accesses (+22.3% to 599,974 clients: 540,280 in cable TV and 59,694 in satellite TV). Fixed wireless telephony was launched on 15 March 2007 with the aim of extending fixed coverage (48,051 fixed wireless lines by the end of June 2007).

Voice traffic grew by 8.9% due to the healthy performance of basic telephony service traffic, largely due to increased local fixed-fixed and fixed-mobile traffic, but also to fixed-fixed, mobile-fixed and international interconnection traffic. On the other hand, public telephony traffic slumped as a result of stiff competition, illegal public call centres and increased cellular penetration in Peru.

Revenues for the first half of the year amounted to 526 million euros (-0.4% year-on-year in local currency). Revenues from the traditional business fell by 5.8% as a result of lower revenues from monthly fees (-20.4%), due to the new tariffs agreed with the Peruvian government, and public telephony revenues (-23.2%). These decreases were partially offset by higher traffic revenues from both bundles and measured traffic. Internet and TV revenues grew 23.1% year-on-year in local currency, driven by higher ADSL and TV revenues brought on by growth in both customer bases. The contribution of internet and TV revenues over total revenues continued to rise, to 23.6% in the first semester of 2007 versus 19.1% in the same period last year. Data revenues were broadly flat compare to last year’s figure, while IT revenues were dragged down (-20.1% against the first semester of 2006) by the projects carried out over the first half of 2006 with the ONPE (the Peruvian National Office of Electoral Processes) as a result of the elections held in Peru.

Operating expenses grew 3.8% in local currency, largely due to increased interconnection costs (mainly because of greater fixed-mobile and international traffic). Personnel expenses rose by 2.8% in local currency, essentially due to higher employee participation costs. There were also higher external services costs (+1.8% compared to the same period the previous year) due to the intense commercial activity carried out in all business lines, which pushed up customer service costs and sales commissions and the security costs to prevent cable theft. Meanwhile, debt recovery led to declines in tax expenses and bad debt and inventory provisions (to 1.2% of revenues), mainly due to the recovery of bad debt during the January-June period.

Operating Income before depreciation and amortization (OIBDA) came to 210 million euros, a year-on-year drop of 6.6% in local currency due to lower revenues, increased expenses and higher provisions for contingencies (mainly employment and tax related), which remained in line with the first half of 2006 levels. The OIBDA margin as of the end of June 2007 stood at 39.9%, 2.7 p.p. lower than the year before.

CapEx fell by 1.3% year-on-year in the first six months of the year to 43 million euros. Operating cash flow (OIBDA-CapEx) also declined, by 7.9% in local currency to 167 million euros.

TEM PERU

The growth of the Peruvian cellular market gathered momentum in the year’s second quarter, reaching a penetration rate of 40% by the end of June 2007, 16 p.p. higher than last year.

The company’s more aggressive commercial strategy, reflected primarily by the Mothers’ Day campaign, led to record gross adds for the operator of 1.2 million in the first half of 2007, 19% higher than the first quarter of 2007 and 83% higher than in the same period the previous year.

Telefónica Móviles Peru’s customer base ended June at 6.4 million clients (+57.2% on June 2006). The second quarter featured further customer migration to GSM; these now represent 61% of the company’s total client base.

Revenues in the first half of 2007 amounted to 276 million euros, up 42.8% in local currency on the same period last year.

We would also highlight that the growth of service revenues is still speeding up, thanks to the strong performance of outgoing pre-pay revenues (+184.5% yoy in the first semester of 2007), which continue to show elasticity to traffic promotions carried out under the double and triple top-up campaigns. The growth of service revenues (+58.8% in local currency compared to the first half of 2006) outstripped the growth of the average customer base thanks to greater ARPU in the second quarter (+6.2%) led by a 25.8% increase in MoU to 91 minutes per month in the second quarter 2007.

In spite of the increased commercial activity, heady growth in revenues alongside operational efficiency gains fuelled a 28.7% year-on-year increase in operating income before depreciation and amortization (OIBDA) in local currency in the first six month of 2007. The OIBDA margin at end June 2007 stood at 24.7% (-2.7 p.p. compared to June 2006).

CapEx as of the end of June 2007 reached 50 million euros, equivalent to a year-on-year growth of 83.8% in local currency, explained by the need to cover the increased traffic experienced by the company. Operating cash flow (OIBDA-CapEx) reached 19 million euros, representing a decline of 28.5% when compared to the same period the previous year.

COLOMBIA

During the first half of 2007, revenues from fixed and mobile businesses reached 746 million euros, up 46.9% on the first semester of 2006 in local currency, on the back of the consolidation of Telefónica Telecom from May 2006, the strong growth in internet and broadband revenues (+90.2% year-on-year in local currency in the first semester of 2007) and service revenues from the mobile business (+13.0% annual growth in constant terms).

Operating income before depreciation and amortization (OIBDA) rose 119.5% year-on-year to 209 million euros in the first six months of 2007 after of Telefónica Telecom results from May 2006. The OIBDA margin stood at 28.1% in the January-June 2007.

At the end of June of 2007, Telefónica reached 10.1 million clients in Colombia, equivalent to an annual growth of 3.9%.

TELEFÓNICA TELECOM2

Telefónica Telecom had a total of 2.5 million accesses at the end of June 2007 (+10.7% year-on-year), underpinned by strong annual growth in broadband of 314.3% when compared to the previous year to 124,986 accesses.

2 Telefónica Telecom is consolidated into the Telefónica Group since May 2006. Year-on-year variations are calculated against a proforma first half.

The Satellite TV product was launched at the beginning of the year. This is a key product which will enable Telefónica Telecom to launch ‘Trio’ triple play bundles (voice, broadband and TV). The number of customers reached 28,267 at end of June 2007.

Revenues for the fixed telephony business reached 348 million euros in the first semester of 2007, representing 2.9% growth in local currency, driven mainly by internet and broadband growth (+90.2% year-on-year in local currency), increasing its contribution to total revenues to 7.6% in the first half of 2007 from 4.1% in the same period the previous year. The strong growth in the number of ADSL users (+314.3%) offset the drop in the narrowband revenues (-11.4% in revenues in local currency) due to the migration to broadband. In the first half of 2007, the company extended broadband coverage to new towns and cities, and strengthened its position in areas where it maintains a leadership position. Broadband business also received a boost from the marketing of speed upgrades in the business and internet segment for corporate customers.

Overall, operating expenses grew by 3.4% year-on-year in local currency in the first semester of 2006. There was a 2.6% drop in supply costs in constant terms, due to lower interconnection costs caused by increased contracting of capacity and lower traffic. External service expenses grew by 5.1% in local currency when compared to the same period the previous year.

Telefónica Telecom’s operating income before depreciation and amortization (OIBDA) amounted to 152 million euros in the first half of 2007, which represents a 53.0% year-on-year increase in local currency. Growth was mainly the result of the strong commitment to broadband (revenues increased 170.9% in local currency in the first six month of the year when compared to the same period the previous year).

CapEx at 30 June 2007 stood at 42 million euros. The bulk of this was invested in deploying broadband and a series of regional systems projects such as ATIS and SAP. Operating cash flow (OIBDA-Capex) stood at 110 million euros equivalent to a year-on-year growth in local currency of 21.3%.

TEM COLOMBIA

The Colombian cellular market ended June with a total of 28.5 million customers, practically flat compared to June 2006 and leaving a penetration rate of 66%.

In the second quarter of 2007, there was a 27.6% year-on-year drop in gross adds when compared to the second quarter of 2006, due to the reduction in handset subsidies. Even though churn improved on the first quarter of 2007 figure (-0.8 p.p.), it remained high (3.8%) due to the disconnection of low value customers who signed on in the aggressive campaigns of 2006. There was a net loss of 147,825 customers in the first half of 2007, leaving the customer base at 7.6 million at the end of June 2007 (up 1.8% year-on-year). Of the total, 71% were GSM customers (+3.7 p.p. compared to the first quarter of 2007). It should be highlighted the better performance during the second quarter of 2007, with net adds reaching 66,641 compared to the net loss of the first quarter of the year of 214,466.

Revenues in the first half of 2007 amounted to 417 million euros, up 3.9% year-on-year in local currency. In the second quarter of 2007 revenues rose 2.2% on an annual basis in local currency. Service revenues rose 13.0% year-on-year in local currency in the first semester of 2007 and 16.1% in local currency in the second quarter of 2007. In both cases, this outstripped the growth of the average customer base. During the second quarter of 2007, outgoing revenues experienced a significant improvement (growth of 18.7% in local currency compared to +9.7% in the first quarter of 2007, in local currency).

Operating income before depreciation and amortization (OIBDA) in the first semester of 2007 amounted to 58 million euros, which represents a 13.4% year-on-year increase in local currency, as a result of service revenue growth and lower subsidies offered to new customers. The OIBDA margin stood at 13.9%, 1.2 p.p. higher than in the first half of 2006.

Capex in the January-June 2007 period amounted to 26 million euros (22 million euros in the second quarter of 2007), leaving operating cash flow (OIBDA-CapEx) at 32 million euros.

MÉXICO

Telefónica Móviles México continued to step up its commercial activity significantly in second quarter of the year, leveraging the success of its commercial offer, the excellent results of the Mothers’ Day campaign in May and the results of the initiatives aimed at continually improving its commercial processes and network quality.

The Mexican cellular market ended June 2007 with an estimated penetration rate of 57% (+10 percentage points vs. June 2006), with the pace of growth picking up slightly from March. The company’s customer base stood at over 10.2 million (of which 575,000 were contract customers), 49.0% higher than the year earlier figure. Driving the growth of the customer base were the good acceptance of the company’s commercial offers in the pre-pay segment and the excellent results of the Mothers' Day campaign. These factors led to 1.7 million gross adds in the second quarter of 2007, up 59.6% on the second quarter of 2006 and practically the same as in the fourth quarter of 2006, when the Christmas campaign was carried out. The higher quality of the gross adds in recent quarters has led to further improvement in churn, to 2.8% in the second quarter of 2007 (vs. 3.9% in the second quarter of 2006 and 2.9% in the first quarter of 2007). As a result, there were over 900,000 net adds in the second quarter, almost tripling the figure for the second quarter of 2006. In the first half of 2007, net adds nearly reached 1.7 million customers, also more than triple the figure from last year´s first semester.

The solid commercial performance and the ongoing traffic promotions within the operator network, both underpinned by the positive impact on traffic of the national calling party pays system, led to a strong growth of traffic, especially outgoing and on-net. MoU in the second quarter was 142 minutes, more than double the usage of the second quarter of 2006. This improvement fed through to ARPU, which rose 22.0% year-on-year in the quarter to 141 Mexican pesos.

The company’s strong commercial performance fuelled a 55.3% year-on-year increase in revenues in local currency in the second quarter of 2007 to 338 million euros and a 60.3% year-on-year increase in the first semester of 2007 to 653 million euros. The growth of service revenues accelerated in the second quarter to 73.1% year-on-year from 66.4% in the first quarter of the year. This outstripped the growth of the company’s customer base (+49.0%), which underscores the higher quality and usage of its customers. Driving service revenues were increases in revenues from both outgoing and incoming traffic. The pace of growth of outgoing revenues accelerated to 95.8% year-on-year in local currency in the second quarter of 2007 from 85.7% in the first quarter of 2007 on the back of an increase in on-net traffic. Meanwhile, the launch of the national calling party pays service underpinned a 45.2% advance in incoming revenues in the second quarter of 2007.

Operating income before depreciation and amortization (OIBDA) in the second quarter reflected both the solid growth of revenues and the efficiency gains achieved. Despite intense commercial activity in the quarter, OIBDA still managed to reach 39 million euros, compared with an OIBDA loss of -9 million euros in second quarter of 2006. In the first half of 2007, OIBDA surpassed 61 million euros, reaching an OIBDA margin of 9.4%, compared with an OIBDA loss in the first half of 2006 of -34 million euros.

CapEx through June amounted to 64 million euros. This, coupled with improvement at OIBDA level, triggered significant improvements in operating cash flow (OIBDA-CapEx) vs. the same period last year.

VENEZUELA

The Venezuelan cellular market continued to grow strongly in the second quarter, with an estimated penetration around 75% by the end of June, almost 20 percentage points more than in June 2006. Strong commercial activity in the quarter was led by the Mother’s Day and Father's Day campaigns, as well as the campaign linked to the Copa América football competition, in which Movistar Venezuela was the sole sponsor of the Venezuelan team.

At 30 June 2007, Telefónica Móviles Venezuela’s customer base stood at over 9.7 million clients (+24.6% year-on-year), after recording net adds of 920,000 lines in the first six months of the year. GSM adds accounted for 62% of the total, with GSM customers making up over 20% of the total customer base at 30 June 2007, less than six months after the service was launched. This fast migration of the customer base to GSM technology, together with the sharp overall growth of the market in the last year, is behind the 1.3 percentage points increase in churn, to 2.9% in the second quarter. It is worth noting that fixed wireless lines performed well, buoyed by the sale of packages which combined fixed and mobile handsets. The number of customers in this segment reached 927,000 at 30 June 2007.

Revenues to 30 June 2007 amounted to 1,123 million euros (+27.7% year-on-year in local currency), driven by higher growth in service revenues (+33.3%) than in the customer base (+24.6%) and a strong ARPU performance in the second quarter 2007 (+ 3.1% year-on-year in local currency).

Operating income before depreciation and amortization (OIBDA) in first half 2007 reached 469 million euros, 48.3% more than the first half 2006 figure in local currency, owing to growth in revenues and lower costs for GSM handsets. The OIBDA margin stood at 41.8%, a 5.8 percentage points increase from the first half 2006.

CapEx for the first half of 2007 amounted to 94 million euros, leaving operating cash flow (OIBDA-CapEx) of 376 million euros.

CENTRAL AMERICA

Commercial activity by Telefónica Móviles de Centroamérica (Panama, Guatemala, El Salvador and Nicaragua) in the first six months of 2007 was far higher than in the same period last year, especially in Guatemala and Panama.

At the end of June 2007, the estimated penetration of the Central American market stood at 55% (up 17 p.p. compared to June 2006). In this context, Telefónica Móviles de Centroamérica client base rose 34.5% year-on-year and nearly reached the 4.5 million mark (246,226 fixed wireless and 366,603 contract customers). Growth was fuelled by the effectiveness of commercial campaigns carried out in the second quarter, focused on the value and quality proposition provided by the operators during the Mothers’ Day and Fathers’ Day and the Eastern campaigns, all of which led to a 36.7% year-on-year increase in gross adds in the second quarter of 2007 to 635,565.

At an operating level, growth in traffic remained strong, especially outgoing traffic, buoyed by the promotional plan which encourages prepay usage. MoU for the second quarter of 2007 came to 150 minutes, a 14% year-on-year increase.

As a result of the company’s good commercial performance, revenues in the first six months of 2007 totalled 297 million euros, up 21.4% year-on-year in constant terms when compared to the same period the previous year. Service revenues rose 23.2% year-on-year in constant euros compared to the first half of 2006, extending the positive trend of previous quarters. This was driven by higher outgoing revenues (+31% in constant terms), on-net traffic and incoming revenues (+21% in constant terms), mainly due to the growth of the pre-pay customer base.

Despite increase commercial activity, operating income before depreciation and amortization (OIBDA) reached 99 million euros in the first six months of 2007, a 35.7% year-on-year increase compared to the same period last year in constant terms. The OIBDA margin stood at 33.2% for the first six months of 2007, an improvement of 3.6 p.p. from June 2006.

CapEx as of the end of June 2007 reached 38 million euros, up 11% when compared to the same period of the previous year. The operating cash flow (OIBDA-CapEx) during the first semester of 2007 grew by 57% (in constant terms) compared to the first half of 2006, reaching 61 million euros.

ECUADOR

The Ecuadorian market experienced a strong growth in the last year reaching a penetration of 66% at the end of June 2007 equivalent to an annual growth of 11 percentage points.

Telefónica Móviles Ecuador client base reached 2.6 million customers as of the end of June 2007, with 58% of the base on GSM.

Revenues in the first semester of 2007 totalled 138 million euros, representing a decline of 1.8% in local currency when compared to the same period the previous year, mainly explained by the lower client base. Service revenues showed a better performance in the second quarter of 2007, slowing down its decline rate (dropped 9.3% year-on-year in the April-June 2007 period compared to a retreat of 10.3% in the first quarter of 2007) due to the better performance of contract outgoing revenues.

Despite the annual decline of revenues, operating income before depreciation and amortization (OIBDA) reached 34 million euros in the first half of 2007, standing at similar levels of the same period the previous year (-0.6% in local currency). OIBDA margin at the end of June of 2007 stood at 24.3% (+0.3 percentage points compared to the first semester of 2006).

CapEx as of the end of June 2007 reached 15 million euros, equivalent to a year-on-year growth of 58.6% in local currency, explained by the need to cover the increased traffic experienced by the company. Operating cash flow (OIBDA-CapEx) reached 18 million euros declining 24.1% in local currency when compared to the same period the previous year due to the higher investment efforts carried out.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Revenue momentum remained strong across all TIWS’ business lines in the second quarter 2007. Revenues for the first half amounted to 133 million euros, up 26.8% year-on-year in constant euros (+25.5% more than in the same period 2006 in constant currency). International IP revenues (+20.2% year-on-year) remain the main growth driver, representing over 55% of the total for the company. The other services also posted very healthy growth, led by Broadband capacity (+41.3% in constant euros), VPNs (+27.9% in constant euros) and satellite services (+76.8% in constant euros).

OIBDA rose 23.0% in constant euros to 45 million euros +23.0% in constant euros. Strong top line growth offset the 27% rise in operating expenses in constant currency. The increase in expenses was due to higher supply costs on the back of increased business activity. The OIBDA margin for the first half of 2007 was 34.0%, 0.6 percentage points lower than in the first half of 2006.

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	106,920.8	109,987.5	114,604.4	116,905.7	121,773.0	13.9
Fixed telephony accesses (1)	24,002.5	24,072.6	23,916.9	23,810.9	23,894.7	(0.4)
Internet and data accesses	6,206.2	6,563.3	6,723.7	6,757.6	6,467.8	4.2
Narrowband (2)	2,872.3	2,931.2	2,813.5	2,615.3	1,989.8	(30.7)
Broadband (3) (4)	3,201.9	3,500.2	3,780.3	4,045.6	4,380.4	36.8
Other	131.9	131.8	130.0	96.7	97.6	(26.1)
Cellular accesses	76,196.7	78,777.4	83,298.4	85,637.0	90,610.9	18.9
Contract	61,401.3	63,501.6	67,329.9	69,112.7	73,654.3	20.0
Prepaid	13,624.1	14,075.4	14,705.4	15,208.7	15,582.9	14.4
Fixed Wireless	1,171.3	1,200.4	1,263.1	1,315.5	1,373.7	17.3
Pay TV	515.4	574.2	665.3	700.1	799.6	55.2
Wholesale Accesses	76.8	76.0	65.9	64.6	64.5	(16.0)
Total Accesses	106,997.6	110,063.5	114,670.3	116,970.3	121,837.5	13.9

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.

TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	9,628	8,707	10.6	4,944	4,390	12.6
Internal exp capitalized in fixed assets (1)	46	48	(3.3)	25	26	(2.4)
Operating expenses	(6,353)	(5,828)	9.0	(3,314)	(2,982)	11.1
Other net operating income (expense)	82	81	1.1	65	43	48.7
Gain (loss) on sale of fixed assets	(12)	(5)	161.5	(41)	(2)	n.m.
Impairment of goodwill and other assets	0	(2)	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	3,391	3,002	12.9	1,677	1,474	13.8
Depreciation and amortization	(1,703)	(1,828)	(6.8)	(862)	(891)	(3.2)
Operating income (OI)	1,687	1,174	43.7	815	583	39.8

Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

BRAZIL
Final Clients Accesses	44,095.7	44,484.7	44,716.9	44,599.1	45,344.4	2.8
Fixed telephony accesses (1)	12,336.1	12,295.1	12,107.1	12,033.6	12,031.3	(2.5)
Internet and data accesses	3,234.9	3,463.9	3,556.8	3,535.2	3,072.6	(5.0)
Narrowband	1,758.0	1,884.5	1,856.6	1,786.3	1,201.1	(31.7)
Broadband (2)	1,382.4	1,485.2	1,608.2	1,690.8	1,813.0	31.1
Other	94.5	94.2	92.0	58.1	58.6	(38.0)
Cellular accesses	28,524.7	28,725.7	29,053.1	29,030.3	30,240.5	6.0
Prepaid	23,256.5	23,481.5	23,543.4	23,377.0	24,549.4	5.6
Contract	5,268.1	5,244.1	5,509.6	5,653.2	5,691.1	8.0
Wholesale Accesses	46.3	46.4	38.4	38.9	38.1	(17.9)
Total Accesses	44,142.0	44,531.1	44,755.3	44,638.0	45,382.5	2.8

ARGENTINA
Final Clients Accesses	15,034.4	15,761.5	16,809.4	17,464.1	18,112.1	20.5
Fixed telephony accesses (1)	4,586.7	4,612.4	4,636.3	4,627.9	4,633.5	1.0
Internet and data accesses	961.6	998.9	973.7	1,023.2	1,069.5	11.2
Narrowband	536.1	504.1	439.2	418.0	392.9	(26.7)
Broadband (2)	408.7	477.9	517.7	588.1	659.0	61.2
Other	16.8	16.8	16.8	17.1	17.7	5.1
Cellular accesses	9,486.1	10,150.2	11,199.4	11,813.0	12,409.1	30.8
Prepaid	5,951.4	6,498.1	7,315.8	7,753.1	8,112.8	36.3
Contract	3,373.8	3,499.4	3,742.9	3,925.8	4,169.9	23.6
Fixed wireless	160.8	152.7	140.7	134.2	126.3	(21.4)
Wholesale Accesses	7.2	7.2	7.3	7.6	8.7	21.0
Total Accesses	15,041.6	15,768.7	16,816.6	17,471.7	18,120.8	20.5

CHILE
Final Clients Accesses	8,368.3	8,435.3	8,538.4	8,670.5	8,909.3	6.5
Fixed telephony accesses (1)	2,328.0	2,225.9	2,206.2	2,177.4	2,174.4	(6.6)
Internet and data accesses	514.9	538.9	557.7	597.3	636.0	23.5
Narrowband	95.6	72.8	53.3	59.0	52.5	(45.1)
Broadband (2)	409.0	456.0	494.5	528.2	574.1	40.4
Other	10.3	10.1	10.0	10.0	9.5	(8.5)
Cellular accesses	5,514.9	5,618.1	5,680.2	5,766.8	5,927.5	7.5
Prepaid	4,501.9	4,491.6	4,507.6	4,515.7	4,557.9	1.2
Contract	1,013.0	1,126.5	1,172.7	1,251.1	1,369.6	35.2
Pay TV	10.4	52.4	94.2	129.1	171.4	n.s.
Wholesale Accesses	22.8	21.9	19.9	17.6	17.2	(24.5)
Total Accesses	8,391.0	8,457.2	8,558.3	8,688.1	8,926.5	6.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

PERU
Final Clients Accesses	7,423.1	7,983.8	8,710.9	9,303.2	10,152.5	36.8
Fixed telephony accesses (1)	2,434.0	2,468.2	2,498.5	2,531.2	2,605.7	7.1
Internet and data accesses	449.8	494.2	525.5	547.4	581.8	29.3
Narrowband	52.0	49.6	47.8	40.3	44.2	(15.0)
Broadband (2)	389.3	435.7	468.5	497.7	527.8	35.6
Other	8.4	8.9	9.2	9.4	9.7	15.9
Cellular accesses	4,048.9	4,513.8	5,129.8	5,663.5	6,365.0	57.2
Prepaid	3,331.1	3,749.7	4,353.3	4,882.3	5,570.7	67.2
Contract	648.1	691.9	705.2	711.0	724.4	11.8
Fixed wireless	69.8	72.2	71.3	70.2	70.0	0.3
Pay TV	490.4	507.5	557.2	561.1	600.0	22.3
Wholesale Accesses	0.5	0.5	0.4	0.4	0.5	(4.5)
Total Accesses	7,423.6	7,984.2	8,711.4	9,303.6	10,153.0	36.8

COLOMBIA
Final Clients Accesses	9,717.9	10,094.9	10,190.0	9,995.9	10,095.6	3.9
Fixed telephony accesses (1)	2,210.7	2,362.6	2,359.4	2,346.5	2,330.5	5.4
Internet and data accesses	33.1	45.4	70.9	94.3	125.0	n.m.
Narrowband	3.0	3.1	2.9	0.0	0.0	n.m.
Broadband (2)	30.2	42.3	68.0	94.3	125.0	n.m.
Other	0.0	0.0	0.0	0.0	0.0	n.m.
Cellular accesses	7,474.0	7,687.0	7,759.7	7,545.2	7,611.8	1.8
Prepaid	5,721.4	5,883.5	5,960.5	5,734.6	5,887.0	2.9
Contract	1,752.7	1,803.5	1,799.2	1,810.6	1,724.8	(1.6)
Pay TV	0.0	0.0	0.0	10.0	28.3	n.m.
Wholesale Accesses	0.0	0.0	0.0	0.0	0.0	n.m.
Total Accesses	9,717.9	10,094.9	10,190.0	9,995.9	10,095.7	3.9

MEXICO
Cellular accesses	6,865.6	7,443.3	8,553.2	9,319.6	10,232.8	49.0
Prepaid	6,439.0	6,950.7	8,017.8	8,775.0	9,655.2	49.9
Contract	425.3	490.9	533.4	542.4	574.8	35.1
Fixed wireless	1.2	1.6	2.0	2.2	2.8	134.1
Total Accesses	6,865.6	7,443.3	8,553.2	9,319.6	10,232.8	49.0

VENEZUELA
Cellular accesses	7,820.6	8,025.9	8,826.2	9,100.3	9,746.6	24.6
Prepaid	6,665.7	6,813.6	7,520.2	7,724.2	8,345.1	25.2
Contract	399.2	431.6	469.4	495.4	474.7	18.9
Fixed wireless	755.7	780.7	836.6	880.7	926.8	22.6
Total Accesses	7,820.6	8,025.9	8,826.2	9,100.3	9,746.6	24.6

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

CENTRAL AMERICA (3)
Fixed telephony accesses (1)	107.0	108.4	109.4	94.4	119.4	11.5
Internet and data accesses	25.0	25.2	26.0	26.0	22.3	(10.8)
Broadband (2)	23.1	23.4	24.1	24.0	20.2	(12.5)
Other	1.9	1.9	1.9	2.0	2.1	9.8
Cellular accesses	3,323.0	3,564.8	3,829.5	4,042.1	4,469.4	34.5
Prepaid	2,860.7	3,078.9	3,303.1	3,472.5	3,856.6	34.8
Contract	280.8	295.0	315.6	342.8	366.6	30.6
Fixed Wireless	181.5	190.9	210.9	226.7	246.2	35.7
Pay TV	14.5	14.3	14.0	0.0	0.0	n.m.
Total Accesses	3,469.6	3,712.8	3,978.9	4,162.5	4,604.1	32.7

ECUADOR
Cellular accesses	2,554.7	2,393.1	2,490.0	2,481.7	2,645.0	3.5
Prepaid	2,161.7	1,984.0	2,133.0	2,116.8	2,275.2	5.3
Contract	390.6	406.9	355.3	363.3	368.2	(5.7)
Fixed Wireless	2.3	2.2	1.7	1.6	1.5	(33.8)
Total Accesses	2,554.7	2,393.1	2,490.0	2,481.7	2,645.0	3.5

URUGUAY
Cellular accesses	584.4	655.4	777.3	874.6	963.1	64.8
Prepaid	511.9	569.8	675.3	761.4	844.3	64.9
Contract	72.5	85.6	102.0	113.2	118.8	63.7
Total Accesses	584.4	655.4	777.3	874.6	963.1	64.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)
		January - June
		2007	2006	% Chg	% Var Local Cur

BRAZIL	Revenues	3,690	3,599	2.5	3.6
	OIBDA	1,493	1,490	0.2	1.2
	OIBDA margin	40.4%	41.4%	(1.0 p.p.)
	CapEx	405	333	21.8	23.0
Telesp	Revenues	2,758	2,796	(1.4)	(0.3)
	OIBDA	1,224	1,292	(5.2)	(4.3)
	OIBDA margin	44.4%	46.2%	(1.8 p.p.)
	CapEx	300	218	37.5	39.0
Vivo	Revenues	1,102	972	13.3	14.5
	OIBDA	268	196	36.9	38.3
	OIBDA margin	24.4%	20.2%	4.2 p.p.
	CapEx	105	115	(8.2)	(7.2)

ARGENTINA	Revenues	1,113	1,021	9.0	18.8
	OIBDA	394	365	7.9	17.6
	OIBDA margin	34.0%	34.3%	(0.3 p.p.)
	CapEx	123	103	18.7	29.4
Telefónica de Argentina	Revenues	496	475	4.4	13.7
	OIBDA	218	233	(6.3)	2.1
	OIBDA margin (1)	37.5%	41.7%	(4.2 p.p.)
	CapEx	72	67	7.9	17.6
TEM Argentina	Revenues	662	591	12.1	22.2
	OIBDA	176	132	33.2	45.2
	OIBDA margin	26.5%	22.3%	4.2 p.p.
	CapEx	50	36	38.5	51.0

CHILE	Revenues	864	847	2.0	11.8
	OIBDA	329	316	4.0	14.0
	OIBDA margin	38.1%	37.4%	0.7 p.p.
	CapEx	193	136	42.0	55.6
Telefónica Chile	Revenues	474	512	(7.4)	1.4
	OIBDA	181	199	(9.1)	(0.4)
	OIBDA margin	38.2%	38.9%	(0.7 p.p.)
	CapEx	82	69	19.1	30.5
TEM Chile	Revenues	430	384	12.0	22.7
	OIBDA	149	118	25.9	37.9
	OIBDA margin	34.5%	30.7%	3.8 p.p.
	CapEx	111	67	65.3	81.2

OIBDA is presented after management fees. Data for Telefónica de Argentina include the ISP business of Advance.
(1) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)
		January - June
		2007	2006	% Chg	% Var Local Cur

PERU	Revenues	743	693	7.2	11.2
	OIBDA	279	288	(3.2)	0.4
	OIBDA margin	37.5%	41.5%	(4.0 p.p.)
	CapEx	93	73	26.6	31.3
Telefónica del Perú (2)	Revenues	526	547	(4.0)	(0.4)
	OIBDA	210	233	(9.9)	(6.6)
	OIBDA margin	39.9%	42.5%	(2.7 p.p.)
	CapEx	43	45	(4.8)	(1.3)
TEM Perú	Revenues	276	201	37.7	42.8
	OIBDA	68	55	24.1	28.7
	OIBDA margin	24.7%	27.4%	(2.7 p.p.)
	CapEx	50	28	77.2	83.8

COLOMBIA	Revenues	746	496	50.2	46.9
	OIBDA	209	93	124.5	119.5
	OIBDA margin	28.1%	18.8%	9.3 p.p.
	CapEx	67	75	(10.3)	(12.3)
Telefónica Telecom (3)	Revenues	348	106	n.m.	n.m.
	OIBDA	152	44	n.m.	n.m.
	OIBDA margin	43.6%	41.2%	2.4 p.p.
	CapEx	42	7	n.m.	n.m.
TEM Colombia	Revenues	417	392	6.3	3.9
	OIBDA	58	50	16.0	13.4
	OIBDA margin	13.9%	12.7%	1.2 p.p.
	CapEx	26	68	(62.3)	(63.1)

MEXICO (TEM Mexico)	Revenues	653	444	47.0	60.3
	OIBDA	61	(34)	c.s.	c.s.
	OIBDA margin	9.4%	(7.7%)	c.s.
	CapEx	64	15	324.1	n.m.

VENEZUELA (TEM Venezuela)	Revenues	1,123	953	17.9	27.7
	OIBDA	469	343	36.9	48.3
	OIBDA margin	41.8%	36.0%	5.8 p.p.
	CapEx	94	56	68.3	82.2

CENTRAL AMERICA (4)	Revenues	297	267	11.2
	OIBDA	99	79	24.6
	OIBDA margin	33.2%	29.6%	3.6 p.p.
	CapEx	38	37	2.1

ECUADOR (TEM Ecuador)	Revenues	138	152	(9.2)	(1.8)
	OIBDA	34	36	(8.1)	(0.6)
	OIBDA margin	24.3%	24.0%	0.3 p.p.
	CapEx	15	10	46.6	58.6

OIBDA is presented after management fees.
(2) Telefónica del Perú includes Cable Mágico.
(3) Data for Telefónica Telecom (formerly Colombia Telecom) only include results for May-December 2006 period includes Telefónica Data Colombia.
(4) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)
		January - June
		2007	2006	% Chg	% Var Local Cur

URUGUAY (TEM Uruguay)	Revenues	47	35	34.1	45.5
	OIBDA	11	6	77.3	92.4
	OIBDA margin	23.9%	18.1%	5.8 p.p.
	CapEx	4	1	173.5	196.6

TIWS	Revenues	133	109	21.9	25.5
	OIBDA	45	38	19.7	23.0
	OIBDA margin	34.0%	34.6%	(0.6 p.p.)
	CapEx	20	5	n.m.	n.m.
OIBDA is presented after management fees.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica O2 Europe

At the end of June 2007, Telefónica O2 Europe revenue was 7,068 million euros (5,828 million euros in 2006), and operating income before depreciation and amortization (OIBDA) reached 3,100 million euros (1,758 million euros in 2006), which included restructuring charges totaling 114 million euros related to the UK, Ireland and German businesses, as well as the capital gain from the sale of Airwave (1,296 million euros). Operating Income (OI) was 1,350 million euros in the first half, mainly affected by the impact of higher assets amortizations derived from the Purchasing Price Allocation (PPA) process, which also impacted negatively the 2006 OI figure (187 million euros).

Telefónica O2 Europe CapEx for the 6 month period ended 30 June 2007 amounted to 963 million euros (1,055 million euros in the same period of last year).

FINANCIAL TARGETS:1

  Telefónica O2 Europe

Revenue growth for the 12 months to December 2007 remains unchanged and is expected to be in the range +11%/+14%. OIBDA growth is also unchanged and is expected to be in the range +7%/+10%.

Capital expenditure for the group is expected to be less than 2,200 million euros.

  O2 UK

Revenue growth is expected to be in the range +15%/+18%. OIBDA growth is expected to be in the range +9%/+12%.

  O2 Germany (including Telefónica Deutschland)

Due to the challenging conditions in the German mobile market, revenue growth is now expected to be in the range +7%/+10%, with positive service revenue growth year-on-year, expected by the end of the year. To better position the business for the future, additional investment in the growth plans will be brought forward into the second half of 2007 and consequently OIBDA growth is now expected to be in the range +21%/+25%.

  Telefónica O2 Czech Republic (including Telefónica O2 Slovakia)

Revenue growth is expected to be in the range +1%/+3%. OIBDA is expected to be in the range -1%/+0%, due primarily to the costs associated with the Slovakia business. Capital expenditure is expected to be around 9,000 million Czech Crowns.

Strategic and operational highlights:

  Management changes. In June Telefónica O2 Europe announced a number of changes to its Board of Directors. Rudi Gröger will become chairman of a newly-created Supervisory Committee of the German business. His successor as chief executive of O2 Germany is Jaime Smith, formerly chief executive of Telefónica O2 Czech Republic. Salvador Anglada becomes the new chief executive of Telefónica O2 Czech Republic. Both will report directly to Peter Erskine, chairman and CEO of Telefónica O2 Europe, and sit on the Board of Directors of the Company.

The Supervisory Committee of O2 Germany comes into existence on 1 October 2007 and will provide independent insight and advice on German market developments to the management of the business. Until this point, Rudi Gröger will be working closely with Jaime Smith to ensure a smooth transition.

  The O2 opens in London. In May 2005, AEG announced that it had joined forces with O2 to transform the former Millennium Dome and the surrounding area into the UK’s most exciting and technically advanced music, sport and entertainment destination. It has been renamed The O2 and opened in June 2007.

The centrepiece of the multi-million pound development is an indoor arena for over 20,000 fans that will host over 150 world-class music, entertainment and sport events in its first year of opening. There is also a live music venue – indigO2 - with a capacity of over 2,300, a world-class exhibition space that will host the Tutankhamen exhibition from November 2007, an eleven-screen state-of-the-art cinema complex, and a vibrant ‘Entertainment Avenue’ featuring a variety of bars, restaurants, and leisure facilities. The O2 is one of the official venues for the London 2012 Olympics, hosting both the gymnastic and basketball finals.

The O2 will offer a selection of benefits to O2 customers. There will be access to exclusive pre-sale tickets and exclusive music content. At the venue O2 customers will have the chance to upgrade their seats, and get fast track entry through special "blue lanes" and access the blueroom bar for a true VIP experience. The O2 is an integral part of O2’s strategy to deliver a great customer experience, and differentiate from the rest of the market.

  Ireland launches Wireless Broadband. On 9 July O2 Ireland launched its O2 Broadband service, offering wireless broadband at speeds of up to 3.6Mbps, utilising HSDPA (High Speed Downlink Packet Access) technology, which currently covers 75% of the population.

The new service offers a viable alternative to fixed broadband in the home, providing one of the fastest and easiest ways for customers in Ireland to get Internet and email access, whether they are at home, in the office or on the move. O2 mobile voice customers will receive a discount on the standard monthly Broadband tariff.

  Telefónica O2 Czech Republic and Slovakia lower roaming charges. In advance of the holiday season, Telefónica O2 Czech Republic launched the O2 Smart Roaming tariff with reductions of up to 82 % on calls made from 14 popular holiday destinations. The O2 Smart Roaming tariff covers the most popular summer destinations for Czech holidaymakers: Croatia, Slovakia, France, Italy, Spain, Cyprus, Malta, Bulgaria and Greece, as well as non-European destinations - Egypt, Turkey, Malaysia and Thailand. Calls back to the Czech Republic and within the "Smart Roaming" country visited are charged at a flat-rate of 9.90 Czech Crowns/min. Customers can also save on calling from the rest of the EU.

  Telefónica O2 Slovakia launches first post-pay product. In May the Slovak business announced the launch of O2 Vo’nost’, its first post-pay tariff which customers can tailor to their own needs, offering no fixed contract term or commitment. With two of the tariffs (O2 Vo’nost’ 835 and 500), a range of subsidised phones is also available.

1 2006 base reported figures include eleven months of O2 Group (consolidated since Feb.06), three months of start-up losses in Slovakia, and exclude Airwave results. 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel restructuring and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (redundancies in O2 Group and Real Estate Program in TEF O2 CR). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

O2 UK

Total revenues in the April-June period were 1,828 million euros, an increase of 10.6% in local currency compared to the same period of last year. For the 6 months to 30 June 2007, total revenues were 3,587 million euros, an increase of 32.0% in local currency compared to the 5 month period to 30 June 2006. On a like for like basis total revenue growth was 10.4%. Net service revenue for the 3 months to 30 June 2007 was 1,689 million euros, an increase of 11.4% in local currency compared to the same period last year, driven by continued strong customer and ARPU growth.

Operating income before depreciation and amortization (OIBDA) for the 3 months to 30 June 2007 was 468 million euros, an increase of 5.1% in local currency compared to the same period of last year. OIBDA in the first half totalled 890 million euros, an increase of 18.6% in local currency compared to the 5 month period to 30 June 2006. On a like for like basis, OIBDA was flat. OIBDA in the second quarter included a restructuring charge of 14.8 million euros relating mainly to the reorganisation of the sales and marketing teams. Excluding this charge, growth in local currency would have been 8.4% in the second quarter. As expected, this reverses the trend seen in the first quarter, when on a like for like basis OIBDA declined by 4.6%.

OIBDA margin in the second quarter was 25.6%, compared to 26.9% in the same quarter in 2006 and 24.0% in the previous quarter. Excluding the restructuring charge, margin would have been 26.4%. OIBDA margin for the first half was 24.8%, while excluding restructuring charges it was 25.2%

The quarter again saw tough competition in the market, but the business continued to perform well. Gross additions in the quarter were around 10% lower than the same period in 2006, reflecting the increasingly mature nature of the UK market but also the focus on customer retention. A total of 34,000 net new customers were added in the quarter, taking the base to 17.8 million, 5.8% higher than at the same time last year (excluding the Tesco Mobile customer base, which reported 1.4 million customers at the beginning of the year). O2 UK’s own channels accounted for over 60% of gross connections in the second quarter.

A total of 76,000 net new contract customers were added in the second quarter and at the end of the period contract customers made up 35.8% of the total base, compared to 34.9% in the same period last year. Quarterly monthly contract ARPU of 63.9 euros was up 2.4% quarter on quarter in local currency, due to increased minutes of use, and up 0.6% compared to the second quarter last year. Contract churn fell to 1.8% in the quarter, from 2.0% in the second quarter last year.

The number of pre-pay customers fell by 42,000 during the second quarter, reflecting migrations from prepay to contract, along with the highly penetrated market. However, those customers that left had, on average, a lower monthly spend. Quarterly monthly pre-pay ARPU of 18.2 euros was 4.0% higher in local currency than the second quarter last year and 8.4% higher than the first quarter, reflecting the retention of higher value customers.

As a result, O2 UK’s blended monthly ARPU of 34.5 euros was 4.9% higher than the first quarter in local currency, and 2.8% higher than the second quarter of last year, reflecting the increased weight of contract customers in the base, and the continued growth in data ARPU offsetting declines in voice ARPU.

Quarterly monthly minutes of use were up 11.7% year-on-year at 189 minutes a month, driven by propositions such as "Long Weekends" and "Favourite Place".

Data ARPU of 11.0 euros was 8.6% higher in local currency than the same period last year driven primarily by growth in text message volumes, up 18.7%, as well as increasing usage of a range of non-SMS services, and 1.0% higher than the previous quarter.

O2 UK’s broadband unit Be had rolled out to over 770 exchanges by the end of the quarter, giving its broadband network a population coverage of almost 50%, with 31,000 customers.

CapEx in the second quarter was 182 million euros, with continued investment in both the 3G network and existing 2G network to ensure a high level of service.

O2 UK promoted a number of products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  Favourite Place – Pay and Go customers get 500 free minutes every month to use from their "favourite place". Customers register the postcode of their favourite place and need to top-up £10 or more a month for 500 free minutes to UK landlines and O2 mobiles.

  Improvements to Best for Business calling plans - from 27 April, O2 business customers on corporate bundles received free calls to colleagues and to any O2 mobile - including family and friends. This upgraded proposition represents great value for business customers and sets O2 apart from the other mobile operators in the business sector.

  Pay and Go Online customers "number 1" offer – an extra 500 free minutes to a chosen O2 mobile for 3 months, subject to a £10 minimum monthly top-up.

  Launch of the BlackBerry Curve 8300 - O2 was the first mobile operator in the UK to make the device available to customers.

O2 GERMANY

O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis. Total revenues in the 3 months to 30 June 2007 were 861 million euros, a decrease of 2.9% compared to the three month period ended 30 June 2006. Year to date total revenue was 1,703 million euros, an increase of 16.4% compared to the five month period to 30 June 2006. On a like for like basis, revenue declined by 2.9%.

Mobile service revenue for the 3 months to 30 June 2007 was 727 million euros, down 3.8% compared to the same period last year, an improvement in the trend seen in the first quarter (which saw a decline of 4.6%), reflecting the continued ARPU weakness in the German market and the impact of the 20% termination rate cut in November 2006, partly offset by growth of the customer base. The termination rate cut reduced second quarter service revenue by over 4%.

Operating income before depreciation and amortization (OIBDA) for the 3 months to 30 June 2007 was 98 million euros, a decrease of 49.8% compared to the same period in 2006. OIBDA in the second quarter included an exceptional charge of 96.5 million euros in respect of a structural reorganisation, which will strengthen customer facing units while the number of employees in central and supporting functions will be reduced by around 700. In total O2 Germany mobile will reduce its headcount from around 4,700 to around 4,000 employees. At the same time, units and departments will be merged to accelerate decision making processes as well as time to market for product innovations. This re-organisation will better position the business for the future growth opportunities that the German market presents in both mobile and DSL. Excluding this charge, OIBDA would have been 194 million euros, broadly flat compared to the same period last year. For the six months period, cumulative OIBDA is 259 million euros, a decline of 20.4% compared to the 5 month period to 30 June 2006. On a like for like basis, the decline was 29.1%.

OIBDA margin in the second quarter was 11.4%, compared to 22.0% in the same quarter last year, reflecting the consolidation of Telefónica Deutschland, as well as the aforementioned exceptional charge (margin would have been 22.6% in the second quarter excluding this charge). OIBDA margin for the first half was 15.2%, and 20.9% excluding restructuring charges.

In a highly competitive environment, a total of 374,000 net new customers were added in the quarter, taking the base to 11.6 million, 11.8% higher than at the same time last year. The Tchibo Mobile customer base grew by 40,000 to 913,000 by the end of the quarter.

O2 Germany added a total of 191,000 net new contract customers in the quarter, with quarterly monthly ARPU of 35.2 euros, 2.7% higher than the previous quarter, and 10.1% lower than the same quarter last year. This reflected the impact of the termination rate cut in November 2006, seasonal usage patterns, increasing competition in the German market and the introduction of new customer offers.

A total of 183,000 net new pre-pay customers were added in the quarter. Quarterly monthly ARPU of 6.7 euros was 1.3% lower than the previous quarter and 24.9% lower than the second quarter last year, reflecting in addition to the above mentioned factors, higher market penetration and the growth in multiple SIM ownership. Additional pre-pay customer acquisition campaigns featuring both new O2 propositions and new offers from partners, will be launched during the rest of the year.

Blended quarterly monthly ARPU in the second quarter was 20.9 euros, an increase of 2.0% from the previous quarter, but 13.5% lower than the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the rapid growth in the pre-pay customer base over the past 12 months, which now makes up 50% of the total base, and the increasingly competitive market environment. Termination rate cuts reduced monthly ARPU in the quarter by approximately 3 euros.

Blended quarterly monthly minutes of use grew by 3.7% year-on-year to 133 minutes, driven by new propositions such as Genion flat rate and Genion S/M/L. O2 Germany now has a total of 4.1 million Genion customers (70% of the post-pay base), with 62% of all net new post-pay customers opting for one of the Genion tariffs.

Monthly data ARPU was 5.1 euros, broadly flat compared to the previous quarter and 5.5% lower than the second quarter last year due to the higher number of lower spending pre-pay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice tariffs. To address the imbalance of voice vs. data and SMS tariffs, O2 Germany refreshed its data and SMS packs during the second quarter.

O2 DSL had acquired 34,000 customers by the end of the second quarter, with Telefónica Deutschland reporting 339,000 ULL lines in total, from around 40,000 lines at the end of the second quarter in 2006. Equivalent ADSL lines in service reached just over 796,000 at the end of June, from 400,000 at the end of June last year. The broadband market grew by approximately 1.3 million lines in the second quarter, or around 8%, slightly lower than in the first quarter due to the strike action at Deutsche Telekom. Telefónica Deutschland took around 13% of the market net additions in the second quarter. The ULL network now includes over 1,850 local exchanges, giving population coverage of nearly 50%.

CapEx in the quarter was 203 million euros with continued expenditure on both the 3G and 2G networks.

O2 Germany launched a number of new products and services during the quarter, including:

  The Family&Office flat rate for O2 DSL. Calls from the fixed net DSL line to up to 5 mobile numbers are free. O2 also reduced the basic fee of all three DSL tariffs (S/M/L) by 10 euros.

  The new "O2 Surf Card" and O2 Surf Box mini. Both offer customers fast and easy Internet access on the move. The O2 Surf Card is aimed at business customers who need to access their company network and offers download speed of up to 3.6 Mbit/s. The O2 Surf Box mini is targeted at consumers.

  Mobile Music non-stop: in July, the "MTV-Music-Pack from O2" was launched. O2 customers are able to download the MTV top 10 hits every week to their mobile for only 5 euros per month. They can also view the latest MTV Mobile Channel videos, using a 3G device. In addition, subscribers to the MTV Music-Packs enjoy a special price of only 99 cents per track download at the O2 Music Shop.

  O2 Genion special offer: customers signing up for the O2 Genion L tariff can chose from a selection of high-end handsets for only 1 euro.

  The Xda nova, a tri band device which supports GSM/GPRS/EDGE and also includes Bluetooth, WiFi, a 2 megapixel camera and a 1 GB microSD card, but weighs only 112g. It uses the innovative TouchFLO touch screen interface. In combination with a Genion L contract the device costs 49.99 euros.

O2 IRELAND

Total revenues in the 3 months to 30 June 2007 were 249 million euros, an increase of 3.9% compared to the same period last year. Revenue for the 6 month period to 30 June 2007 was 487 million euros, an increase of 23.1% compared to the 5 month period to 30 June 2006. On a like for like basis growth was 2.8%. Mobile service revenue for the second quarter was 237 million euros, an increase of 4.5% compared to the same period last year, reflecting the growth of the customer base and the increase in blended ARPU. The termination rate cut reduced second quarter service revenue by just under 1%.

Operating income before depreciation and amortization (OIBDA) for the second quarter was 86 million euros, broadly flat compared to the same period last year. An exceptional charge of 2.8 million euros was included in OIBDA, related to the restructuring of various departments within the business and the costs associated with the integration of the O2 Retail Head Office into Corporate Headquarters. Excluding this charge, OIBDA would have grown by 3.5%. OIBDA margin in the second quarter was 34.5%, and excluding the charge would have been 35.6%.

In a competitive market O2 Ireland traded well, with gross connections at a broadly similar level to the second quarter last year. At the end of June the total customer base was 1.6 million customers, 2.1% higher than at the same time last year.

O2 Ireland added a total of 14,000 net new contract customers in the quarter. Quarterly monthly ARPU of 83.8 euros was 5.0% lower than the second quarter last year but 2.2% ahead of the previous quarter.

Due to the impact of increased competitor activity, the pre-pay customer base fell during the quarter, by 15,000 customers. Monthly pre-pay ARPU was 30.0 euros, an increase of 2.0% on the same period a year ago and 7.0% compared to the previous quarter.

Blended monthly ARPU of 46.7 euros was reduced by approximately 0.4 euros due to the termination rate cut and was 1.8% higher than the same quarter last year and down 5.6% higher than the previous quarter.

Quarterly monthly minutes of use increased by 4.7% year-on-year to 249 minutes, mainly due to the higher proportion of post-pay subscribers in the base.

Monthly data ARPU was 11.2 euros, 17.5% higher than the second quarter last year but 3.2% lower than the first quarter.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  O2 Friends, a major new pricing initiative for Speak easy customers. The offer entitles all Speak easy customers to make 1c calls at off peak hours and at weekends to three friends of their choice on the O2 network until 2009. Customers are required to top up their phone by at least 20 euros every month.

  The Xda Orbit, exclusive to O2, featuring GPS technology and Windows Mobile Email, and the Blackberry Curve. In June the company also launched a major new nationwide advertising campaign 'Let's change the way we work' designed to promote the benefits that mobile technology can bring to the work/life balance.

  O2 Ireland also continued to trial broadcast mobile TV with 350 consumers in the Greater Dublin area using state of the art Nokia N92 handsets. Research results from the trial will be released in the next quarter.

TELEFÓNICA O2 CZECH REPUBLIC

Total revenues for the first six months of the year amounted to 1,095 million euros, an increase of 3.1% in local currency. The Czech mobile business was the key driver of this growth, with the Czech fixed line business reporting a slight increase in revenues year-on-year, confirming the trend seen in the first quarter.

Operating income before depreciation and amortization (OIBDA) in the first half was 504 million euros, a decrease of 2.2% in local currency compared to the first half of 2006, giving a margin of 46.0%, 2.5 percentage points lower than the same period last year, with around 2 points coming from the impact of the Slovak operations.

Total CapEx for the Telefónica O2 Czech Republic in the first half amounted to 98 million euros, an increase of 2.5% in local currency, mainly related to the deployment of infrastructure in Slovakia.

The Czech mobile business maintained its focus on developing attractive voice and data packages, along with its policy of prepaid to contract migration. Total business revenues for the Czech mobile business grew by 5.5% year-on-year in local currency in the first half to reach 558 million euros, with a 6.1% increase in the second quarter alone.

The total number of mobile customers reached 4.9 million at the end of June, and increase of 2.6% year-on-year. A total of 111,000 net contract customers were added in the second quarter, bringing the total contract base to 2.1 million, an increase of 20.3% year-on-year, with contract customers representing 42.4% of the total customer base, up from 36.2% a year ago. Contract monthly ARPU of 32.2 euros was down 8.0% year-on-year in local currency, reflecting the migration of prepay customers, but stable compared to the previous quarter (up 0.9%).

The pre-pay customer base declined by 7.4% year-on-year to 2.8 million at the end of June, mainly due to the pre-pay to contract migration strategy. Monthly ARPU of 8.8 euros was up 4.2% in local currency compared to the second quarter last year and up 7.3% compared to the first quarter.

Blended monthly ARPU was 18.5 euros, an increase of 3.4% year-on-year in local currency, with minutes of use growing 16.9% to 120 minutes.

Activities in the Czech fixed line business continued to focus on the development of broadband services and increasingly the ICT/Business Solutions area. The business introduced a new range of bundles and converged propositions in the first half of the year, in particular the O2 Duo and O2 Trio bundles, combining flat-rate fixed voice tariffs with ADSL and/or IPTV and O2 Duo Mobil, which combines mobile with ADSL or IPTV services.

The total number of fixed telephony accesses fell by 17.2% to reach 2.2 million at the end of June, with net disconnections of 81,000 in the second quarter, compared to 114,000 in the previous quarter. Total broadband ADSL accesses (retail+wholesale) reached 526,000 at the end of June, with 24,000 net new accesses in the second quarter. The total number of O2 TV customers increased to 38,000 at the end of June, a net gain of 12,000 in the second quarter.

Total business revenues for the Czech fixed line business grew by 0.3% year-on-year in local currency in the first half to reach 535 million euros, with a year-on-year increase of 0.7% in the second quarter alone. Year-on-year growth of 18.3% in Internet and Broadband revenues for the first half of the year, together with growing revenues from IT and Business Solutions, driven by new contract wins from Government institutions, offset the decline in revenues from the traditional voice and access business.

Telefónica O2 Slovakia. In the second quarter the company continued to rollout its own mobile network, targeting 400 sites by September 2007 to fulfill license conditions. The company also successfully completed the first phase of its direct sales network rollout, opening 12 brand shops. The distribution network also consists of more than 3,500 indirect points of sale, in addition to the recently launched online "e-shop". In June, the company introduced the innovative postpaid product "O2 Vo’nost’", which allows customers to use postpaid services without having to sign a contract. By the end of June the company had recorded 455,000 registered customers.

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	36,886.0	37,564.5	38,310.9	38,866.0	39,341.4	6.7
Fixed telephony accesses (1)	2,726.1	2,598.3	2,462.9	2,347.8	2,267.2	(16.8)
Internet and data accesses	572.7	564.6	607.1	627.3	637.0	11.2
Narrowband	224.3	178.6	143.7	110.9	85.6	(61.8)
Broadband	335.9	373.9	451.9	505.2	540.5	60.9
Other	12.5	12.1	11.6	11.2	10.9	(12.7)
Cellular accesses	33,587.2	34,398.9	35,225.2	35,865.5	36,399.7	8.4
Contract	20,320.6	20,757.5	21,143.6	21,504.0	21,643.9	6.5
Prepaid	13,266.6	13,641.3	14,081.7	14,361.5	14,755.8	11.2
Pay TV	0.0	2.8	15.6	25.5	37.5	n.m.
Wholesale Accesses (2)	119.2	160.7	243.8	329.5	410.8	n.m.
Total Accesses	37,005.2	37,725.2	38,554.7	39,195.5	39,752.2	7.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes Unbundled Lines by T. Deutschland.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	7,068	5,828	21.3	3,534	3,418	3.4
Internal exp capitalized in fixed assets (1)	107	98	9.3	50	64	(21.3)
Operating expenses	(5,379)	(4,166)	29.1	(2,720)	(2,479)	9.7
Other net operating income (expense)	6	5	29.0	5	2	127.6
Gain (loss) on sale of fixed assets	1,297	(5)	c.s	1,297	(3)	c.s.
Impairment of goodwill and other assets	0	(1)	n.m.	0	(1)	n.m.
Operating income before D&A (OIBDA)	3,100	1,758	76.4	2,167	1,001	116.4
Depreciation and amortization	(1,750)	(1,571)	11.4	(832)	(888)	(6.4)
Operating income (OI)	1,350	187	n.m.	1,336	113	n.m.

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
Note: Telefónica O2 Europa includes in 2006 Telefónica O2 Czech Republic (January-June), T. Deutschland (January-June) and O2 Group (February-June).
(1) Including work in process.

TELEFÓNICA O2 EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)
	2006			2007
	June	September	December	March	June	% Chg y-o-y

UK
Final Clients Accesses	16,814.3	17,337.7	17,650.0	17,774.9	17,815.4	6.0
Internet and data accesses	0.0	0.0	16.8	24.0	30.7	n.m.
Broadband	0.0	0.0	16.8	24.0	30.7	n.m.
Cellular accesses	16,814.3	17,337.7	17,633.2	17,750.9	17,784.7	5.8
Prepaid	10,940.5	11,255.8	11,415.1	11,452.9	11,410.7	4.3
Contract	5,873.8	6,081.9	6,218.1	6,298.0	6,374.1	8.5
Total Accesses	16,814.3	17,337.7	17,650.0	17,774.9	17,815.4	6.0

GERMANY
Final Clients Accesses	10,335.3	10,628.7	11,043.8	11,215.2	11,591.5	12.2
Internet and data accesses	0.0	0.0	19.0	31.4	33.7	n.m.
Broadband	0.0	0.0	19.0	31.4	33.7	n.m.
Cellular accesses	10,335.3	10,628.7	11,024.8	11,183.8	11,557.8	11.8
Prepaid	5,143.3	5,340.7	5,544.1	5,609.6	5,792.4	12.6
Contract	5,192.1	5,288.0	5,480.7	5,574.2	5,765.4	11.0
Wholesale Accesses (1)	40.0	75.3	149.3	227.4	305.1	n.m.
Total Accesses	10,375.3	10,704.0	11,193.1	11,442.6	11,896.6	14.7

IRELAND
Cellular accesses	1,598.4	1,602.8	1,631.7	1,632.5	1,631.5	2.1
Prepaid	1,146.7	1,134.7	1,146.7	1,133.6	1,118.7	(2.4)
Contract	451.7	468.1	485.1	499.0	512.8	13.5
Total Accesses	1,598.4	1,602.8	1,631.7	1,632.5	1,631.5	2.1

CZECH REPUBLIC
Final Clients Accesses	7,999.8	7,854.3	7,842.9	7,712.3	7,698.1	(3.8)
Fixed telephony accesses (2)	2,666.0	2,537.3	2,402.5	2,287.5	2,207.2	(17.2)
Internet and data accesses	563.6	554.6	560.3	559.9	559.8	(0.7)
Narrowband	224.3	178.6	143.7	110.9	85.6	(61.8)
Broadband	326.8	363.9	405.1	437.9	463.3	41.8
Other	12.5	12.1	11.6	11.2	10.9	(12.7)
Cellular accesses	4,770.2	4,759.7	4,864.5	4,839.5	4,893.7	2.6
Prepaid	3,043.1	2,978.3	2,989.7	2,873.2	2,816.7	(7.4)
Contract	1,727.1	1,781.3	1,874.8	1,966.3	2,076.9	20.3
Pay TV	0.0	2.8	15.6	25.5	37.5	n.m.
Wholesale Accesses	79.2	85.4	94.5	102.1	105.7	33.5
Total Accesses	8,079.0	7,939.8	7,937.4	7,814.4	7,803.8	(3.4)

SLOVAKIA
Cellular accesses	-	-	-	386.8	455.0	n.m.
Prepaid	-	-	-	386.8	454.0	n.m.
Contract	-	-	-	0.0	1.0	n.m.
Total Accesses	-	-	-	386.8	455.0	n.m.

(1) Includes Unbundled Lines by T. Deutschland.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

TELEFÓNICA O2 EUROPE
SELECTED OPERATING DATA CELLULAR BUSINESS BY COUNTRIES
Unaudited figures
	2006			2007
	2Q	3Q	4Q	1Q	2Q	% Chg y-o-y Local Cur

O2 UK
MOU (minutes)	169	175	180	179	189	11.7
ARPU (EUR)	33.1	34.0	34.1	33.3	34.5	2.8
Prepaid	17.3	17.9	18.2	17.0	18.2	4.0
Contract	62.7	63.9	63.5	63.2	63.9	0.6
Data ARPU	10.0	10.6	10.7	11.0	11.0	8.6
%non-P2PSMS over data revenues	13.3%	13.1%	12.5%	13.4%	14.2%	0.9 p.p.

O2 GERMANY
MOU (minutes)	128	124	129	129	133	3.7
ARPU (EUR)	24.2	25.3	23.7	20.5	20.9	(13.5)
Prepaid	8.9	9.0	8.3	6.8	6.7	(24.9)
Contract	39.1	41.7	39.2	34.2	35.2	(10.1)
Data ARPU	5.4	5.8	5.9	5.1	5.1	(5.5)
%non-P2PSMS over data revenues	21.5%	21.4%	22.6%	24.9%	25.0%	3.5 p.p.

O2 IRELAND
MOU (minutes)	237	241	246	240	249	4.7
ARPU (EUR)	45.8	45.2	45.0	44.2	46.7	1.8
Prepaid	29.4	29.8	29.6	28.0	30.0	2.0
Contract	88.2	83.5	81.4	82.0	83.8	(5.0)
Data ARPU	9.5	9.9	10.0	11.5	11.2	17.5
%non-P2PSMS over data revenues	15.6%	18.4%	19.6%	19.9%	23.4%	7.8 p.p.

T. O2 CZECH REPUBLIC (1)
MOU (minutes)	102	102	109	109	120	16.9
ARPU (EUR)	17.9	18.3	18.8	17.7	18.5	3.4
Prepaid	8.4	8.6	8.8	8.3	8.8	4.2
Contract	34.8	34.9	35.0	32.2	32.2	(8.0)
Data ARPU	3.7	3.8	4.0	3.8	3.9	4.8
%non-P2PSMS over data revenues	38.7%	43.0%	40.0%	41.0%	42.0%	3.3 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.
(1) KPIs for cellular business in Czeck Republic do not include Eslovaquia.

TELEFÓNICA O2 EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - June
		2007	2006	% Chg	% Chg Local Cur

O2 UK (1)	Revenues	3,587	2,669	34.4	32.0
	OIBDA	890	737	20.8	18.6
	OIBDA margin	24.8%	27.6%	(2.8 p.p.)	(2.8 p.p.)
	CapEx	363	330	10.0	8.0

O2 GERMANY (2)	Revenues	1,703	1,463	16.4	16.4
	OIBDA	259	325	(20.4)	(20.4)
	OIBDA margin	15.2%	22.2%	(7.0 p.p.)	(7.0 p.p.)
	CapEx	406	494	(17.9)	(17.9)

O2 IRELAND (1)	Revenues	487	395	23.1	23.1
	OIBDA	164	150	9.2	9.2
	OIBDA margin	33.7%	38.0%	(4.3 p.p.)	(4.3 p.p.)
	CapEx	63	62	1.0	1.0

TELEFONICA O2 CZECH REPUBLIC	Revenues	1,095	1,049	4.4	3.1
	OIBDA	504	509	(1.0)	(2.2)
	OIBDA margin	46.0%	48.5%	(2.5 p.p.)	(2.5 p.p.)
	CapEx	98	94	3.7	2.5
(1) In 2006 includes February-June period.
(2) In 2006 includes February-June period for O2 Germany and Telefónica Deutschland.

RESULTS BY REGIONAL BUSINESS UNITS

Others Companies

Atento Group

Revenues for the Atento Group reached 565 million euros in the January-June 2007 period, equivalent to a year-on-year growth of 11.1% when compared to the same period the previous year, as a result of the organic growth experienced in Latin America.

Revenues generated by external clients to the Telefónica Group advanced 18.6% on an annual basis versus the first semester of 2006 and represented 49.2% of Atento’s total revenues to June 2007, up 46.1% when compared to the same period the previous year. The main drivers of this growth were:

  Brazil: increased revenue from Itaú, Redecard, Losango and Banco do Brasil.

  Mexico: increased activity with BBVA-Bancomer, mainly in Finanzia services and collection services.

  Venezuela: growth in revenue from the CANTV Group, the addition of new customers from the financial sector, such as Econoinvest, and increased revenues from telemarketing management with Banco de Venezuela.

  Colombia: increased activity in the multisector market with Citibank, BSCH and Whirlpool and new client acquisitions (Sony, IFX, Banca Andina and Bancoldex).

In terms of geographical distribution of revenue, Brazil accounted for 40.3% of the total and Spain 24.6%. Combined, their contribution was 4.9 p.p. lower than the same period the previous year. Atento Mexico continued to post strong growth, contributing 11.8% of the group’s total revenues, compared to 9.4% in the first semester of 2006. Venezuela accounted for 4.2%, up from 3.4% in the same period last year, and Peru for 3.7%, up from 2.7%.

Operating costs rose 10.6% year-on-year to 492 million euros. This was largely the result of the increase in personnel costs underpinned by the growth in the Group’s activity and higher facility leasing and maintenance costs.

Operating income before depreciation and amortization (OIBDA) for the Atento Group amounted to 73 million euros in the first semester of 2007, a 13.8% year-on-year increase due to increased business activity. In terms of profitability, OIBDA margin stood at 12.9%, 0.1 p.p. higher than the first semester of 2006. Atento Brazil contributed 32 million euros or 42.9% of total OIBDA. Of the remaining operations, the largest contributions were by Mexico (17.0% or 13 million euros), Chile (9.5% or 7 million euros), Venezuela (7.8% or 6 million euros) and Peru (7.7% or 6 million euros).

Operating income for the six-month period of 2007 amounted to 59 million euros, representing annual growth of 16.2%.

CapEx in the first semester of 2007 amounted to 10 million euros, compared to 12 million euros in the same period the previous year (-15.4% year-on-year), mainly deployed in Brazil, Mexico and Spain.

Operating cash flow (OIBDA-Capex) presented a growth of 20.8% when compared to the first semester of 2006, reaching 63.0 million euros, as a result of continued growth in operating income coupled with a lower investment effort.

At an operational level, the Atento Group ended June 2007 with 51,191 positions in place, marking a 20.6% year-on-year increase. The average number of occupied positions for 2007 stood at 41,083. Productivity in the first half of 2007 was 78.1%, 1.3 p.p. lower than in the first semester of 2006.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June			April - June
	2007	2006	% Chg	2007	2006	% Chg

Revenues	565	508	11.1	293	253	16.0
Internal exp capitalized in fixed assets (1)	0	0	n.m.	0	0	n.m.
Operating expenses	(492)	(445)	10.6	(256)	(223)	14.7
Other net operating income (expense)	0	1	(40.4)	0	0	(21.8)
Gain (loss) on sale of fixed assets	0	0	9.1	0	0	50.0
Impairment of goodwill and other assets	0	0	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	73	65	13.8	38	30	25.4
Depreciation and amortization	(15)	(14)	5.4	(7)	(7)	7.2
Operating income (OI)	59	51	16.2	30	23	30.7

(1) Including work in process.

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA ESPAÑA		TELEFÓNICA O2 EUROPE
	% Part		% Part

Telefónica España	100.00	O2 UK	100.00
Telefónica Móviles España	100.00	O2 Gemany	100.00
Telyco	100.00	O2 Ireland	100.00
Telefónica Telecomunic. Públicas	100.00	Manx	100.00
T. Soluciones de Informatica y	100.00	Be	100.00
Comunicaciones de España		Telefónica O2 Czech Republic (1)	69.41
Iberbanda	51.00	Telefónica O2 Slovakia (2)	100.00
Medi Telecom	32.18
		(1) Company owned through Telefónica S.A.
		(2) Company owned through Telefónica O2 Czech Republic.

TELEFÓNICA LATINOAMÉRICA		OTHER PARTICIPATIONS
	% Part		% Part

Telesp (1)	87.95	3G Mobile AG (Switzerland)	100.00
Telefónica del Perú	98.18	Endemol (1)	99.73
Telefónica de Argentina	98.04	Atento Group	91.35
TLD Puerto Rico	98.00	Group 3G (Germany)	57.20
Telefónica Chile	44.89	Mobipay Internacional	50.00
Telefónica Telecom	52.03	Tempos 21 (2)	43.69
Telefónica USA	100.00	IPSE 2000 (Italy) (2)	39.92
T. Intern. Wholesale Serv. (TIWS) (2)	100.00	Lycos Europe	32.10
Brasilcel (3)	50.00	Sogecable (3)	16.76
T. Móviles Argentina	100.00	Mobipay España (2)	13.36
T. Móviles Perú	98.53	Hispasat	13.23
T. Móviles México	100.00	Portugal Telecom (4)	9.84
Telefónica Móviles Chile (4)	100.00	China Netcom Group (5)	5.00
T. Móviles El Salvador	99.08	BBVA	1.02
T. Móviles Guatemala	100.00	Amper	6.10
Telcel (Venezuela)	100.00

1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange. On July 3rd, 2007 Telefónica sold its 99.7% stake in ENDEMOL, an entity equally participated by Mediacinto Cartera SL, Cyrte Fund II B.V. and GS Capital Partners Fund, LP.

(2) Ownership indirectly held by Telefónica Móviles España.

(3) Telefónica de Contenidos, S.A. holds 15.63% and Telefónica, S.A. holds 1.13%.

T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00
(1) Effective participation 88.01%. (2) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.		(4) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests. (5) Ownership held by Telefónica Latinoamérica.
(3) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)

(4) Telefónica Móviles Chile made a capital increase in the month of May. As a result it became the unique shareholder of Telefónica Móviles de Chile, that will be disolve. This operation ended the 1st of July.

ADDENDA

Significant Events

  On July 23th, 2007, Telefónica S.A. treasury stock position was 34.471.368 shares representing 0.722% of its current share capital.

  On July 3rd, 2007, pursuant to the share purchase agreement dated May 14, 2007, and once the corresponding administrative authorisations have been obtained, Telefónica, S.A. sold its 99.7% stake in ENDEMOL INVESTMENT HOLDING BV to EDAM ACQUISITION BV, an entity equally participated by MEDIACINCO CARTERA SL, CYRTE FUND II B.V. and GS CAPITAL PARTNERS FUND, LP. As already disclosed, the total price of the sale has been 2,629.6 million euros and the capital gain is expected to be approximately 1,400 million euros.

  On June 8th, 2007, 147,633,912 of the own shares of TELEFÓNICA, S.A. were cancelled, reducing the company’s share capital by the sum of 147,633,912 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,773,496,485 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

  This share capital reduction is being charged to voluntary reserves, cancelling, in the appropriate amount, the restricted reserve referred to by article 79.3 of the Spanish Corporations Act, (Ley de Sociedades Anónimas), and setting aside a reserve for retired capital in amount of 147,633,912 euros.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January–June of 2007, the main changes have occurred in the consolidation perimeter were the following

Telefónica O2 Europe

In April, Telefónica O2 Europe PLC, 100%-owned by Telefónica, S.A. and its wholly owned subsidiary O2 Holdings LTD, sold 100% of British firm Airwave O2 Ltd. This company, which was consolidated in the Telefónica Group financial statements using the full integration method, has been removed from the perimeter of consolidation.

OTHER COMPANIES

  In June, Telefónica, S.A. sold its entire 31.75% stake in Sistemas Técnicos de Loterías del Estado, S.A. This company, which had been accounted for by the Telefónica Group under the equity method, was removed from the perimeter of consolidation.

  In May, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding B.V. to a newly created consortium held equally by Mediacinco Cartera S.L., a newly incorporated company owned by Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fund II B.V. and G.S. Capital Partners VI Fund, L.P. The consortium will pay 2,629 million euros. The agreement was executed on 3 July. In the consolidated financial statements of the Telefónica Group as of 30 June 2007, the assets and liabilities of Endemol Group are reclassified under the captions "Non-current assets classified as held for sale" and "Liabilities associate with non-current assets classified as held for sale".

  In April, US firm Katalyx, Inc. sold its 54% stake in Brazilian company Mercador, S.A. The company had been consolidated in the financial statements of the Telefónica Group under the equity method and was thus removed from the perimeter of consolidation.

  During the first quarter of 2007, the Telefónica Group sold shares in the Italian company Ipse 2000 S.p.A. reducing its direct and indirect percentage in the Italian company to 39.9158%. The company continues to be incorporated in the consolidated financial statements of the Telefónica Group using the equity method.

  In February 2007 the company sold 100% of its stake in Endemol France to the company Endemol, N.V., in which the Group has 75% participation, and thus reducing its stake in the company to that percentage.

  The Spanish company Communicapital Gestión, S.A., has been liquidated. The company, which was included in the financial statements of Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Gran Vía, 28 – 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email address:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán – i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer